

# RUBICON MINERALS CORPORATION

# 2013

## NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

## AND

## MANAGEMENT INFORMATION CIRCULAR

**Place**      **Toronto Marriott Downtown Eaton Centre Hotel
(Trinity Ballroom 123)
525 Bay Street
Toronto, Ontario
M5G 2L2**

**Time**      **4:30 PM (Eastern Time)**

**Date**      **Wednesday, June 26, 2013**

# RUBICON MINERALS CORPORATION

**CORPORATE DATA**

**Head Office**
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Telephone: (604) 623-3333
Facsimile: (604) 623-3355
e-mail: rubicon@rubiconminerals.com
Website: www.rubiconminerals.com

**Directors**

Dr. David W. Adamson
Chairman of the Board

Christopher J. Bradbrook,
Lead Director

Julian Kemp

David R. Reid

Bruce A. Thomas, Q.C.

Michael D. Winship

Peter M. Rowlandson

Michael A. Lalonde

**Officers**

Michael A. Lalonde
President and Chief Executive Officer

Daniel A. Labine
Vice President Operations

Matthew C. Wunder
Vice President Exploration

Robert G. Lewis
Chief Financial Officer

Glenn Y. Kumoi
Vice President General Counsel &
Corporate Secretary

**Legal Counsel**
Davis LLP
Barristers & Solicitors
Suite 2800- 666 Burrard Street
Vancouver, BC
V6C 2Z7

Dorsey & Whitney LLP
Attorneys-at-Law
1420 Fifth Avenue, Suite 3400
Seattle, Washington
USA 98101

**Auditors**
PricewaterhouseCoopers LLP
Chartered Accountants
Suite 700 - 250 Howe Street
Vancouver, BC
V6C 3S7

**Registrar & Transfer Agent**
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, BC
V6C 3B9

**Listings**
Toronto Stock Exchange
TSX Trading Symbol: **RMX**

NYSE-MKT LLC.
Trading Symbol: **RBY**

Registered pursuant to Section 12(b) of the *United States Securities & Exchange Act of 1934* and Annual Report filed on Form 40-F.

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of Shareholders of **Rubicon Minerals Corporation** ("**Rubicon**" or the "**Company**") which will be held at the Toronto Marriott Downtown Eaton Centre Hotel, (Trinity Ballroom 123), 525 Bay Street, Toronto, Ontario, on **Wednesday, June 26, 2013**, at 4:30PM (Eastern Time).

On behalf of the Board of Directors, I am pleased to report Rubicon's progress. We believe we have three competitive advantages that set us apart as one of the leading late-stage gold development companies. We have the high-grade Phoenix Gold Project in the prolific gold mining district of Red Lake, Ontario, an experienced management team, and our project is relatively low risk due to its location in a politically safe, first world jurisdiction. We have the required permits under the current Preliminary Economic Assessment dated August 8, 2011 (the "PEA")* in place to start projected gold production and we are well-funded compared to our peers.

The current market conditions have been challenging for the entire gold mining sector, including ourselves. Although we remain optimistic that the markets for the gold mining sector will improve, we have to prepare for the uncertainties that lie ahead. This means we must focus on: the 'needs' of the Company rather than 'wants'; cutting costs and allocating capital prudently; making decisions with a long-term outlook and not just for short-term gains; and building the Phoenix Gold Project the best it can be with realistic assumptions.

I realize that there has been some frustration with the length of time the resource and new PEA have taken. Building the Phoenix Gold Project to be the best it can be requires that we base the plan on the best possible geological model of gold mineralization trends. The geological model has been refined based on lithology and structural interpretation and 100,000 metres of additional drill information.

We believe Rubicon is well positioned to overcome the current challenging market. We have an experienced management team with over 100 years of operational experience, that worked during the tough gold markets in the 80's and 90's and will navigate the Company through this period of uncertainty. Our near-term goal is to complete the new PEA and updated resource estimate, continue the construction of the Phoenix Gold Project and, subject to the Company's ongoing progress and evaluation of the construction and development of the Phoenix Gold Project, begin projected gold production in the second half of 2014.

I was very pleased to have joined the Company as President and Chief Operating Officer on June 1, 2012, and then to have assumed the role of Chief Executive Officer and President of the Company on January 1, 2013. My mandate is to optimize the development of the Phoenix Gold Project and position the Company for future growth. The Rubicon team has made great progress to date, and I look forward to leading the next chapter in the development of both the Phoenix Gold Project and the Company moving forward.

During 2012, we achieved several significant milestones, which included the following:

• the raising of approximately $200,000,000 in additional capital to be used to advance the development of the Phoenix Gold Project;

• the addition of key management personnel and a key board member;

• the completion of our 2012 infill drilling program;

• the completion of the outstanding permitting matters for the production rates targeted in the PEA;

- continued progress on our construction and development activities; and

- continued progress on our optimization studies.

In the first quarter of 2013, the Company made meaningful progress on its shaft sinking and mill construction. We continue to prepare and review studies on the optimization of the current PEA. We are evaluating different mining scenarios that we hope will improve the proposed mining plan and economics. The adoption of these new methods will likely increase the initial capital costs of developing the Phoenix Gold Project, compared to the $214 million outlined in the PEA. We plan to evaluate financing alternatives to address any potential increase in the capital cost of the Phoenix Gold Project.

I would like to thank our shareholders for their support, as well as the members of Rubicon team, the community of Red Lake and the Aboriginal communities in the Red Lake area. I would also like to acknowledge the contributions of Dr. Adamson whose dedication spanning over 16 years has enabled us to reach the point that we are at, and position us for potential production. As an experienced operator, I am excited about the future of the Company and look forward to the next chapter in our development and growth.

Sincerely,

(signed) *"Michael A. Lalonde"*

**Michael A. Lalonde**
**President and Chief Executive Officer**

Vancouver, British Columbia

May 13, 2013

**See \* below for important disclosure related to the PEA:**

"*The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category. The PEA is a technical report under National Instrument 43-101, was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex Inc., and has an effective date of August 8, 2011.*"



**RUBICON MINERALS CORPORATION**

**NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS**

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of Shareholders (the "**Meeting**") of **RUBICON MINERALS CORPORATION** (the "**Company**") will be held at the Toronto Marriott Downtown Eaton Centre Hotel, (Trinity Ballroom 123), 525 Bay Street, Toronto, Ontario, on Wednesday, June 26, 2013, at 4:30 PM (Eastern Time) for the following purposes:

(1)     to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2012, together with the report of the auditors thereon;

(2)     to appoint auditors of the Company for the ensuing year and authorize the directors to fix their remuneration;

(3)     to set the number of directors at eight (8);

(4)     to elect directors of the Company for the ensuing year; and

(5)     to transact such other business as may properly come before the Meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying management information circular ("**Information Circular**").

This year, the Company has decided to take advantage of the new notice-and-access model provided for under recent amendments to National Instrument 54-101 ("**Notice and Access**") for the delivery of its Information Circular, the Company's Audited Consolidated Financial Statements and the Management's Discussion & Analysis for the financial period ended December 31, 2012 (the "Meeting Materials"), to its shareholders in respect of the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a notice with information on how they may access the Meeting Materials electronically. However, shareholders will receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly, as it will help reduce paper use and it will also reduce the Company's printing and mailing costs.

The Meeting Materials are available on the Company's website at www.rubiconminerals.com/2013-AGM as of May 21, 2013 and will remain on the website for one (1) full year thereafter. Meeting materials are also available upon request, **without charge**, by e-mail at legal@rubiconminerals.com or by calling toll-free at 1-866-365-4706 (in North America) or at +1-604-623-3333 (outside North America), or can be accessed online on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov, as of May 21, 2013.

The Company will mail paper copies of the Meeting Materials to those registered and beneficial shareholders who have previously elected to receive paper copies of the Company's meeting materials. All other shareholders will receive a notice and access notification, which will contain information on how they may access the Meeting Materials electronically in advance of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to read the information on the reverse of the enclosed form of proxy or voting instruction form and then to complete, date, sign and deposit the form of proxy or voting instruction form in accordance with the instructions set out in the Information Circular and the form of proxy or voting instruction form.

**BY ORDER OF THE BOARD**

(signed) "*Michael A. Lalonde*"

**Michael A. Lalonde**
**President and Chief Executive Officer**

Vancouver, British Columbia

May 13, 2013

# RUBICON MINERALS CORPORATION

## Suite 1540 - 800 West Pender Street
## Vancouver, BC, V6C 2V6

### Telephone:  (604) 623-3333
### Facsimile:  (604) 623-3355

### www.rubiconminerals.com

## MANAGEMENT INFORMATION CIRCULAR

containing information as at May 13, 2013 unless otherwise noted

### SOLICITATION OF PROXIES

*Solicitation of Proxies by Management*
This management information circular ("**Information Circular**") has been prepared for the holders of common shares ("**shareholders**") of Rubicon Minerals Corporation ("**Rubicon**" or the "**Company**") in connection with the solicitation of proxies by the management of the Company for use at the Company's Annual General Meeting of shareholders to be held on Wednesday June 26, 2013 ("**Meeting**"). References in this Information Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

*Cost and Manner of Solicitation*
The solicitation will be primarily by mail and proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**"), arrangements have been made to forward proxy solicitation materials to the beneficial owners of common shares of the Company ("**Common Shares**").  All costs of solicitation will be borne by the Company.

The Company has also retained the services of Georgeson Shareholder Communications Canada Inc. ("**Georgeson**") in connection with the solicitation of proxies. For this service, and other advisory services, Georgeson will be paid a fee of approximately $27,500 plus variable costs and certain out-of-pocket expenses. The total cost of the solicitation of proxies will be borne by the Company.

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Georgeson by telephone at 1-866-656-4117 toll free in North America, or by e-mail at askus@georgeson.com.

*Notice and Access Process*
The Company has decided to use the notice and access model ("**Notice and Access**") provided for under recent amendments to NI 54-101 for the delivery of the Information Circular, financial statements and Management's Discussion and Analysis for the financial period ending December 31, 2012 (collectively, the "**Meeting Materials**") to shareholders for the Meeting.  The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a notice ("**Notice**") with information on the Meeting date, location and purpose, as well as information on how they may access the Meeting Materials electronically.

Shareholders with existing instructions on their account to receive printed materials and those shareholders with addresses outside of Canada and the United States will receive a printed copy of the Meeting Materials with the Notice.

## APPOINTMENT AND REVOCATION OF PROXIES

*Appointment of Proxy*

The purpose of a proxy is to designate a person who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. A shareholder entitled to vote at the Meeting may, by means of a properly completed, executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who do not need to be shareholders of the Company, to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the accompanying proxy to vote on a shareholder's behalf are the Chief Executive Officer and Vice President, General Counsel and Corporate Secretary (the "**Management Designees**"). **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO DOES NOT NEED TO BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY.**

A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies may be sent to Computershare Investor Services Inc., using one of the following methods:

> **BY MAIL:**    Computershare Investor Services Inc.
> 9th Floor, 100 University Avenue
> Toronto, Ontario
> M5J 2Y1

**OR IF YOU HAVE A 15 DIGIT CONTROL NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:**

> **BY TELEPHONE:**    1-866-732-8683 (Toll free North America) or
> +312-588-4290 (International Direct Dial)

> **BY INTERNET:**    www.investorvote.com

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

*Revocation of Proxy*

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and deliver it either to the registered office of the Company, Suite 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or the relevant preceding day if adjourned or postponed, or to the chair of the Meeting on the day of the Meeting, or the relevant day if adjourned or postponed, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly completing, executing and depositing another form of proxy bearing a later date at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "Appointment of Proxy" above or by the shareholder personally attending the Meeting, withdrawing his or her prior proxy and voting the shares.

*Voting of Proxies and Exercise of Discretion by Proxyholders*

Unless a poll is called for or required by law, voting at the Meeting will be by way of show of hands. Common Shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, shares represented by proxies will be voted on any poll. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

**IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY "FOR" EACH MATTER**.

**The enclosed form of proxy, when properly completed, executed and deposited and not revoked, confers discretionary authority upon the person appointed as proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting**. If amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Information Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

*Advice to Beneficial Holders of Common Shares*

Only registered holders of Common Shares or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shareholders of the Company are "non-registered" shareholders (a "**Non-Registered Shareholder**") because the Common Shares they beneficially own are registered either: (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Shareholder deals with in respect of the Common Shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. If you are a Non-Registered Shareholder, please carefully review the instructions on the Voting Instruction Form for completion, execution and deposit.

The Company has distributed **Notice and Voting Instruction Form** for the Meeting to the Intermediaries for distribution to the Non-Registered Shareholders.

*Distribution to Non-Objecting Beneficial Owners ("NOBOs")*

In accordance with the requirements of the Canadian Securities Administrators and NI 54-101, the Company will have distributed or will have caused its agent to distribute copies of the Notice as well as the Voting Instruction Form directly to those Non-Registered Shareholders who have provided instructions to an Intermediary that such Non-Registered Shareholder does not object to the Intermediary disclosing ownership information about the beneficial owner.

The Notice (which provides information on how to access the Meeting Materials) and either a form of proxy or Voting Instruction Form are being sent to both registered and non-registered owners of Common Shares.  If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Common Shares on your behalf.

By choosing to send the materials for the Meeting to you directly, the Company (and not the Intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

*Distribution to Objecting Beneficial Owners ("OBOs")*

In addition, the Company will have delivered or will have caused its agent to deliver the materials for the Meeting to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner.

Intermediaries are required to forward the materials for the Meeting to OBOs unless an OBO has waived his or her right to receive them.  Intermediaries often use service companies such as Broadridge to forward the meeting materials to OBOs.  Generally, those OBOs who have not waived the right to receive the meeting materials will either:

(a)     receive a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise not completed. This form of proxy need not be signed by the OBO.  In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out in the proxy, with respect to the Common Shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Information Circular; OR

(b)     more typically, receive a Voting Instruction Form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and <u>returned</u> to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information.  In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to properly direct the voting of the Common Shares he or she beneficially owns.

**Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the persons named in the form and insert the Non-Registered Shareholder's name in the blank space provided or provide any other document in writing to management requesting to vote at the Meeting in person. In either case, Non-Registered Shareholders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered. Please contact Georgeson if you require further assistance.**

## VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

### *Voting Securities*
The Company is authorized to issue an unlimited number of Common Shares without par value. As at the record date of May 10, 2013, the Company had 288,488,482 Common Shares outstanding, each of which carries the right to one vote. **The Company has no other classes of voting securities.** The Common Shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

#### *Voting*

The holders of Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Company and shall, in respect of each Common Share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common Share held by them. Unless otherwise specified, all items referred to herein which require a call for the voting of the Common Shares will be by way of ordinary resolution which means a resolution passed by the shareholders of the Company by a simple majority of the votes cast in person or by proxy.

#### *Dividends*

The Company has not paid any dividends since incorporation and it has no present intention of paying dividends on its Common Shares as it anticipates that all available funds will be invested to finance the growth of its business. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.

#### *Participation in Assets on Liquidation, Dissolution or Winding-Up*

Upon the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to share equally in the assets of the Company.

### *Record Date*
The board of directors of the Company (the "**Board**") has fixed the close of business on Friday, May 10, 2013 as the record date (the "**Record Date**"), being the date for the determination of the registered holders of Common Shares entitled to receive notice of, and to vote at the Meeting. Duly completed and executed proxies must be sent to Computershare Investor Services Inc. no later than 4:30 PM (Eastern Time) on Monday, June 24, 2013, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting, by using one of the methods described above.

Unless otherwise stated, the information contained in this Information Circular is as of May 13, 2013. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.

Every registered holder of Common Shares at the Record Date who either personally attends the Meeting or who has submitted a properly completed, executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting or any adjournment(s) or postponement(s) thereof.

*Principal Holders*
To the knowledge of the directors and executive officers of the Company, as at the date hereof, no person or company beneficially owns, controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.

## INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

## PARTICULARS OF MATTERS TO BE ACTED UPON

### RECEIPT OF FINANCIAL STATEMENTS

The consolidated Financial Statements of the Company for the financial year ended December 31, 2012 and the accompanying auditors' report thereon will be presented at the Meeting. A copy of the consolidated Financial Statements has been mailed to the shareholders as of the Record Date who have requested them. Copies are also available online at www.sedar.com or on the United States Securities and Exchange Commission website www.sec.gov or on the Company's website at www.rubiconminerals.com or upon request, **without charge**, by e-mail at legal@rubiconminerals.com or by calling toll-free at 1-866-365-4706.

### APPOINTMENT OF AUDITORS AND REMUNERATION

The shareholders of the Company will be asked to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year at remuneration to be fixed by the Board. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of a resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the Company for the ensuing year, to hold office until the close of the next annual meeting of shareholders or until the firm of PricewaterhouseCoopers LLP, Chartered Accountants is removed from office or resigns, at a remuneration to be fixed by the Board**.

PricewaterhouseCoopers LLP, Chartered Accountants were appointed on June 27, 2012.

# SET THE NUMBER OF DIRECTORS

The shareholders of the Company will be asked to vote to increase the size of the Board and to set the number of directors at eight (8). **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of a resolution setting the number of directors of the Company at eight (8).**

# ELECTION OF DIRECTORS

It is intended that eight (8) directors to the Board be elected for the ensuing year.  The term of office of each of the current directors expires at the Meeting.

**The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees.**  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the *Business Corporations Act* (British Columbia).  No class of shareholders has the right to elect a specified number of directors or to cumulate their votes for a director.

Management's nominees for election to the Board are as follows:

| Name, Present Office, Province & Country of Residence | Present Principal Occupation or Employment | Security Holdings[1] |
|---|---|---|
| <br>**DR. DAVID W. ADAMSON, B.Sc. (Hons.), M.Sc., Ph.D.**<br><br>*Chairman of the Board and a Director*<br><br>*British Columbia, Canada* | Geologist and Mining Executive<br><br>Founding officer and director of the Company since 1996; appointed Vice President of the Company in 1996.  President of the Company from 2001 to June 2012.  Chief Executive Officer of the Company from 2001 to January 2013.<br><br>An exploration geologist by training, Dr. Adamson holds a B.Sc. (Hons.) from the University of Southampton, U.K. (1980), a M.Sc. (1984) from the University of Regina, Saskatchewan and a Ph.D. (1988) from the University of Aston in Birmingham, U.K.<br><br>Dr. Adamson led the management of the Company during a period of growth from a small exploration company to its current status as a development stage company.  Dr. Adamson has been involved in raising approximately $400 million in various public equity financings.<br><br>Dr. Adamson was co-winner of the 2010 AME-BC Colin Spence Award for Excellence in Global Mineral Exploration for his role in the discovery of the Company's F2 Gold deposit in Red Lake, Ontario.<br><br>Date first appointed as a Director:  **March 6, 1996** | *Common Shares: 1,535,189* [2]<br><br>*Options: 1,495,000* |

| Name, Present Office, Province & Country of Residence | Present Principal Occupation or Employment | Security Holdings[1] |
|---|---|---|
| <br>**CHRISTOPHER J. BRADBROOK, B.SC. (HONS), M.SC.**<br><br>*Lead Director*<br><br>*Ontario, Canada* | Mining Entrepreneur, May 2010 to present.<br><br>Mr. Bradbrook was the Vice-President, Strategic Development of Avion Resources Corp. (TSX-V) from February 2009 to May 2010, the Executive VP, Strategic Development of Forbes & Manhattan, Inc. (Private Merchant Bank) from January 2009 to May 2010, and the President & CEO, New Gold Inc. (TSX; NYSE-MKT) from October 2004 to January 2008.<br><br>Mr. Bradbrook holds a Bachelor of Science degree in Geology from the University of Southampton in the U.K., and a Master of Science degree in Geology from the University of Western Ontario. He has over 30 years' experience in the mining industry in performing various roles, including in mineral exploration, mine development, research and analysis, and holding senior executive positions. During this time, he has been involved in raising almost $1 billion in public and private equity and debt financings. As a result of his varied experience, Mr. Bradbrook brings to the Company a unique knowledge of the public markets, and the interaction between the goals of a public company and the creation of shareholder value.<br><br>Date first appointed as a Director: **December 14, 2005** | *Common Shares: 430,574*<br><br>*Options: 340,995* |
| <br>**JULIAN KEMP, BBA, CPA, CA, C.DIR.**<br><br>*Director*<br><br>*Ontario, Canada* | Chartered Accountant; Vice-President Finance and Chief Financial Officer of Fortune Minerals Limited (TSX), a resource company, from 2004 to present<br><br>Mr. Kemp has been a director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V) since 2006, a director of Marathon Gold Corporation (TSX) since 2012 and was formerly a director and Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc.) (TSX)<br><br>Mr. Julian B. Kemp is a Chartered Public Accountant, Chartered Accountant and holds a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario. Mr. Kemp is also a Chartered Director having graduated from The Directors College, a joint venture between McMaster University and the Conference Board of Canada. He has over 20 years of experience in the mining industry, including more than 15 years serving in senior financial management roles.<br><br>In addition to audit experience, Mr. Kemp has worked for numerous North American junior mining companies and mining engineering and contracting companies with domestic and international projects. His experience includes grass roots exploration, mine development and construction, and production covering a variety of precious metals, minerals and coal. Further, Mr. Kemp has managed companies through the full business cycle.<br><br>Date first appointed as a Director: **May 31, 2010** | *Common Shares: 7,500*<br><br>*Options: 210,995* |

| Name, Present Office, Province & Country of Residence | Present Principal Occupation or Employment | Security Holdings[1] |
|---|---|---|
|  **DAVID R. REID,** **B.A., LL.B.** *Director* *British Columbia, Canada* | Lawyer; Partner of Davis LLP, Barristers & Solicitors, from March 2002 to present. Mr. Reid has served on boards of various TSX and NYSE listed companies operating in the mineral development sector and has acted as counsel to many of the businesses active in the international mining industry. Mr. Reid holds a Bachelor of Arts degree (with distinction) and a law degree from the University of Victoria and is a member of the British Columbia and Ontario Bars. Mr. Reid has acted as counsel to the Company since its inception. Mr. Reid is a recognized leader in the Canadian mining bar and has advised mining clients on sophisticated Canadian and international mining transactions of all types. His expertise includes significant public company M&A transactional work, most recently as a board member and legal advisor to Far West Mining Ltd. in its $710 million merger with Capstone Mining Corp., a transaction recognized as Mining Deal of the Year in February 2012 by Canadian Dealmakers. Mr. Reid is the current Chair of the Global Mining Group of Davis LLP. Date first appointed as a Director: **April 6, 2001** | *Common Shares: 520,500*[3] *Options: 340,995* |
|  **BRUCE A. THOMAS, Q.C.** **B.A., LL.B.** *Director* *Ontario, Canada* | Lawyer; Founding partner of Thomas Gold Pettingill LLP from July 2008 to present. Mr. Thomas was a partner of Cassels Brock & Blackwell LLP from September 1980 to June 2008. His practice involves insurance related matters and risk management issues. Mr. Thomas is a graduate of Upper Canada College, the University of Western Ontario and Osgoode Hall Law School. Mr. Thomas contributes to the Board a depth of knowledge in areas of risk management and corporate governance. Date first appointed as a Director: **July 13, 2009** | *Common Shares: 200,000* *Options: 425,995* |

| Name, Present Office, Province & Country of Residence | Present Principal Occupation or Employment | Security Holdings[1] |
|---|---|---|
|  **MICHAEL D. WINSHIP, P.Eng.** *Director* *Ontario, Canada* | Mr. Winship has been a director of Orvana Minerals Corp., (TSX), a mining company, since February 2013 and was appointed as an interim President and Chief Executive Officer in April 2013. He is also a director of Avanti Mining Inc. (TSX-V), a mining exploration and development company, since November 2012.<br><br>He was the Chief Operating Officer for Quadra FNX Mining Ltd., a mining company, from September 2010 to March 5, 2012.<br><br>Prior to which he was the President and Chief Operating Officer of Hudbay Minerals Inc. (TSX). Between 2007 and 2008, Mr. Winship was the Chief Operating Officer for PT Inco in Indonesia. Between 2000 and 2007, Mr. Winship worked at Vale Inco where his last position was Vice President, Mining & Milling. Prior to Vale Inco, Mr. Winship was the General Manager for several major Placer Dome operations including the Campbell Mine in Red Lake Ontario from 1995 to 1997.<br><br>Mr. Winship holds a bachelor's degree in mining engineering from McGill University and is a Professional Engineer.<br><br>Mr. Winship has extensive experience in developing and operating mines, including gold mines, and provides leadership at the Board level with regards to the development of the Phoenix Gold Project. In addition, Mr. Winship has a long history of safety leadership and has therefore been an appropriate choice to chair the Company's Health, Safety and Environmental Committee.<br><br>Date first appointed as a Director: **September 7, 2011** | *Common Shares: 7,500*<br><br>*Options: 251,546[4]* |

| Name, Present Office, Province & Country of Residence | Present Principal Occupation or Employment | Security Holdings[1] |
|---|---|---|
|  **MICHAEL LALONDE, B.Sc., P.Eng.** *President & Chief Executive Officer and Director* *Ontario, Canada* | Chief Executive Officer of the Company from January 1, 2013 and President of the Company from June 1, 2012. Mr. Lalonde was also the Chief Operating Officer from June to December 2012 <br><br> Prior to Rubicon, Mr. Lalonde was the Director of Underground Projects for Goldcorp Inc. Prior to this position, between 2008 and 2011, Mr. Lalonde was Goldcorp Inc.'s General Manager of the Red Lake Gold Mine in Red Lake, Ontario, and between 2006 and 2008, he was the General Manager of Goldcorp Inc.'s Marlin Mine in Guatemala and Director of Underground Mining. He was the Area Manager for Procon Mining and Tunneling, Burnaby, B.C., from 2004 to 2006. From 1999 to 2002, he was the MGM for the operator of Franco-Nevada Corporation's Ken Snyder mine in Nevada. He was also previously the General Manager of the Pamour Mine in Timmins, Ontario (for Royal Oak Mines Inc. from 1995 to 1999); MGM of the Golden Patricia mine in Ontario (for Barrick Gold Corporation from 1992 to 1995), and Mine Manager at the Bell Creek Mine in Timmins, Ontario (for Canamax Resources Inc. from 1990 to 1992). <br><br> Mr. Lalonde holds a B.Sc. in mining engineering from Michigan Technological University and is a registered Professional Engineer in Ontario. <br><br> Date first appointed as a Director: **June 1, 2012** | *Common Shares: 100,000* <br><br> *Options: 1,400,000* |
|  **PETER M. ROWLANDSON** *Director* *Ontario, Canada* | Professional Mining Engineer (Retired) <br><br> Mr. Rowlandson is a graduate of the Haileybury School of Mines and South Dakota School of Mines and holds a B.Sc., in mining engineering Mr. Rowlandson has worked for over 30 years in the Ontario mining industry as a professional mining engineer and has held various mine management positions. Prior to his retirement in 2003, Mr. Rowlandson was the General Manager – Hemlo Operations of Teck/Barrick joint venture at Hemlo. <br><br> He is a past Chairman of the Ontario Mining Association and is also a founding director of the Mining and Aggregate Safety and Health Association of Ontario. <br><br> Since retiring, Mr. Rowlandson has been a member of a number of boards and consulted for mining companies from time to time. <br><br> He was a director of Strata Gold Corp (TSX-V) prior to its take-over by Victoria Gold Corp., and was the Chairman of its Health and Safety Committee. He also served as a director of Pitch Black Resources Ltd. (TSX-V), formerly Cash Minerals Ltd. <br><br> Date first appointed as a Director: **July 30, 2012** | *Common Shares Nil* <br><br> *Options 200,000[5]* |

**Notes**:

(1) Number of Common Shares is the Common Shares beneficially owned, controlled or directed, directly and indirectly. None of the directors or their associates or affiliates beneficially own, or control or direct,

directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares. Each option entitles the holder to acquire one Common Share. The Common Shares and option amounts in this table are as of May 13, 2013.

(2)     821,375 of 1,535,189 shares are held indirectly.

(3)     220,500 of 520,500 shares are held indirectly.

(4)     Michael D. Winship's options include 200,000 at an exercise price of $4.18 per Common Share granted on September 7, 2011, which are unexerciseable unless shareholder approval has first been obtained. While shareholder approval has not been obtained, Mr. Winship holds an equivalent number of stock appreciation rights granted on the same terms but payable in cash only.

(5)     Peter Rowlandson's options include 200,000 at an exercise price of $3.23 per Common Share granted on July 30, 2012, which are unexercisable unless shareholder approval has first been obtained. While shareholder approval has not been obtained, Mr. Rowlandson holds an equivalent number of stock appreciation rights granted on the same terms but payable in cash only.

As at the date hereof, the Company has established the following committees:

**Audit Committee** consisting of Julian Kemp (Chair), Bruce A. Thomas, Q.C., and Christopher J. Bradbrook.

**Corporate Governance Committee** consisting of Bruce A. Thomas, Q.C. (Chair), Julian Kemp and Christopher J. Bradbrook.

**Compensation Committee** consisting of Christopher J. Bradbrook (Chair), Bruce A. Thomas, Q.C. and Julian Kemp.

**Nominating Committee** consisting of Bruce A. Thomas, Q.C. (Chair), Julian Kemp and Christopher J. Bradbrook.

**Health, Safety and Environment Committee** consisting of Michael D. Winship (Chair), Bruce A. Thomas, Q.C., and Peter M. Rowlandson.

**Corporate Cease Trade Orders or Bankruptcies**
To the Company's knowledge, except as disclosed herein, no proposed director of the Company:

(a)     is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company and any personal holding companies) that:

    (i)     was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "**Order**") and was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

    (ii)     was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)     is, as at the date of this Information Circular, or has been within 10 years before the date of this

Information Circular, a director or executive officer of any company (including the Company and any personal holding companies) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)     has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

On May 14, 2009, the British Columbia Securities Commission issued a cease trade order against Ross River Minerals Inc. ("**Ross River**"), a public company of which David R. Reid was a director from May 2002 to September 2010, for failure to file financial statements and the associated management's discussion & analysis and certifications for the year ended December 31, 2008.  On August 11, 2009, the Alberta Securities Commission also issued a cease trade order against Ross River for failure to file financial statements and the associated management's discussion & analysis and certifications for the year ended December 31, 2008, and the period ended March 31, 2009.  Each of the cease trade orders issued against Ross River was revoked on October 30, 2009.

Mr. Julian Kemp, BBA, CPA, CA, C.DIR, was a director of Goldgroup Mining Inc. (formerly Sierra Minerals Inc. ("**Sierra**")) from 2001 to June 2010.  On April 4, 2007, the Ontario Securities Commission issued a temporary management cease trade order against the directors, officers and insiders of Sierra, including Julian Kemp, for Sierra's failure to file its financial statements, management's discussion & analysis and annual information form by the required filing date under applicable Canadian securities laws for the fiscal year ended December 31, 2006.  The temporary management cease trade order was allowed to lapse/expire as of April 17, 2007 and was replaced with a permanent management cease trade order dated April 17, 2007.  The permanent management cease trade order was revoked on June 28, 2007.

**Sanctions and Penalties**

To the Company's knowledge, no proposed director or personal holding companies of any proposed director of the Company has been subject to:

(a)     any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)     any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

## OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. **However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters.**

## GENERAL

**Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein**. All ordinary resolutions require a simple majority of the votes cast at the Meeting by the shareholders in order to be passed.

## STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)      "**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)      "**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)      "**closing market price**" means the price at which a Common Share was last sold, on the applicable date, on the TSX;

(d)      "**NEO**" or "**Named Executive Officer**" means each of the following individuals:

   (i)      a CEO;

   (ii)      a CFO;

   (iii)      each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year, whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 *Statement of Executive Compensation*, for that financial year; and

   (iv)      each individual who would have been an NEO under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the most recently completed financial year;

(e)      "**option-based award**" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features; and

(f)      **"share-based award"** means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

### Compensation Discussion and Analysis

This section of this Information Circular contains a discussion of the elements of compensation earned by the Company's Named Executive Officers, who include Dr. David W. Adamson (former Chief Executive Officer), Michael A. Lalonde (current President and Chief Executive Officer and former Chief Operating Officer), Claude Bouchard (former Vice President, Operations),  Glenn Kumoi, (Vice President General

Counsel and Corporate Secretary) and Robert G. Lewis (Chief Financial Officer) for the most recently completed financial year.

## *Executive Compensation Philosophy and Objectives*

The general compensation philosophy of the Company is to provide a level of compensation for the NEOs that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation to these executives to align their interests with those of the shareholders of the Company. In order to attract and retain key personnel, the Company employs a combination of base compensation, bonuses and equity participation through the Company's stock option plan (the "**Stock Option Plan**").

## *How Executive Compensation is Determined*

The recommendations for the compensation of the Company's executive officers and the recommendations with respect to the Stock Option Plan are typically determined in Q4 by the Compensation Committee after reviewing the recommendations and analysis of an independent compensation consultant. Interested executives do not participate in decisions of the Compensation Committee regarding their remuneration. The Compensation Committee's recommendations are reviewed with the Board and then the Board, after a broad discussion, typically makes a final determination of the compensation for each NEO as part of an annual, year-end process, subject to any delays where the Compensation Committee deems such delay to be appropriate. This determination by the Board in Q4 results in base salary changes, bonuses to be paid and stock options to be issued (and reported in the summary compensation table below) in the following year, based on the current year's performance. At this exploration and construction stage of the Company's development, no formal objectives or criteria are used by the Board in a formulaic manner to determine the ultimate compensation for each NEO. Instead, specific objectives are agreed to between each NEO and the CEO, and between the CEO and the Chair of the Compensation Committee for each calendar year and the achievement or failure to achieve these objectives has an impact (but not a formulaic one) on the ultimate compensation recommended and granted to each NEO. In the Company's 2011 calendar year, these objectives included items such as exploration success, resource delineation success, development and construction progress, permitting progress, progress with Aboriginal Communities, and share price performance relative to its peer group.

The Compensation Committee of the Company consists of Mr. Christopher J. Bradbrook (Chair), Mr. Bruce A. Thomas, Q.C. and Mr. Julian Kemp, all of whom are independent directors.

Mr. Bradbrook has more than 30 years' experience in the mining industry and has performed principal roles in many aspects of the industry, including exploration, mine development, corporate development work, financial analysis, investor relations and marketing. Most recently, he was the Vice-President, Strategic Development of Avion Resources Corp. (TSX-V) from February 2009 to May 2010 and Executive VP, Strategic Development of Forbes & Manhattan, Inc. (Private Merchant Bank) from January 2009 to May 2010. Prior to that he was President and CEO of New Gold Inc. (TSX; NYSE-MKT) and prior to that, he was Vice President of Corporate Development for Goldcorp Inc. (TSX; NYSE). Mr. Bradbrook was a Director of Crocodile Gold Corp. (TSX) from November 2009 to May 2010. Given this broad mining experience, Mr. Bradbrook is very familiar with compensation matters relating to mining industry standards and provides excellent leadership and oversight in his role as Chairman of the Compensation Committee.

Mr. Thomas was a founding partner of Thomas Gold Pettingill LLP, and has continued as a partner from July 2008 to present. Previously, Mr. Thomas was a partner at Cassels Brock LLP, from September 1980 to June 2008. During his long legal career, Mr. Thomas has dealt with numerous compensation related matters and brings this experience to the Compensation Committee.

Mr. Kemp is a Chartered Public Accountant, Chartered Accountant and holds a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario.  Mr. Kemp is also a Chartered Director having graduated from The Directors College, a joint venture between McMaster University and the Conference Board of Canada. He has over 20 years of experience in the mining industry, including more than 15 years serving in senior financial management roles.  Mr. Kemp is the Vice-President Finance and Chief Financial Officer of Fortune Minerals Limited from 2004 to present, a director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V) from 2006 to present, a director of Marathon Gold Corporation (TSX) from 2012 to present and was a director and the Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc. (TSX)) from 2002 to 2011.  Given this broad mining experience, Mr. Kemp is very familiar with compensation matters relating to mining industry standards and provides valuable assistance to the Compensation Committee.

No member of the Compensation Committee was, during the most recently completed financial year, an officer or an employee or former officer of the Company or any other subsidiaries, or indebted to the Company or any other subsidiaries or another entity in which the Company or its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangements or understanding in support of such indebtedness.  No member of the Compensation Committee had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

In the Compensation Committee's view, paying base compensation that is competitive in the markets in which the Company operates is the first step to attracting and retaining talented, qualified and effective executives, especially given the very competitive employment market. The Company has three elements of compensation: (i) base salary; (ii) bonuses; and (iii) stock options. The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of such executive officer's responsibilities, performance, and a consideration of competitive compensation levels in companies similar to the Company. Bonuses are performance-based short-term financial incentives and will be paid based on certain indicators such as personal performance, team performance and/or the Company's overall performance (which in the Company's 2011 calendar year would include items such as exploration success, resource delineation success, development progress, permitting progress and share price performance relative to its peer group). Bonus levels will be, in part, determined by level of position with the Company. The Company provides a long-term incentive by granting stock options to executive officers in accordance with the policies of the TSX.  See "*Incentive Plan Awards - Stock Option Plan*" below.

The objective of granting options is to encourage executive officers to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive officers to consider the long-term interests of the Company and its shareholders. The Company's Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  Stock option grants are considered when reviewing executive officer compensation packages as a whole. In establishing levels of remuneration and in granting stock options and bonuses, the executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration. Previous grants of stock options may be taken into account when considering new grants.

By way of further background, the Compensation Committee in Q3 of 2011 retained Coopers Consulting Ltd. ("**Coopers**"), independent third party executive compensation consultants, to make compensation recommendations to the Compensation Committee and to the Board in 2011, for the 2012 fiscal year, based on 2011 performance. In its review, Coopers considered the following peer group to conduct its analysis:

| | |
|---|---|
| • Allied Nevada Gold Corp. | • North American Palladium Ltd. |
| • Aurizon Mines Ltd. | • Northern Dynasty Minerals Ltd. |
| • B2Gold Corp. | • Northgate Minerals Corporation |
| • Capstone Mining Corp. | • Pretium Resources Inc. |
| • Colossus Minerals Inc. | • Rainy River Resources Ltd. |
| • Detour Gold Corporation | • Romarco Minerals Inc. |
| • Dundee Precious Metals Inc. | • Sabina Gold & Silver Corp. |
| • European Goldfields Ltd. | • San Gold Corporation |
| • Great Basin Gold Ltd. | • Silver Standard Resources Inc. |
| • Imperial Metals Corporation | • Silvercorp Metals Inc. |
| • Kirkland Lake Gold Inc. | • Tahoe Resources Inc. |
| • Lake Shore Gold Corp. | |

In its deliberations, the Compensation Committee also considered the following peer group that had been assembled by management in 2011, which included the following:

| | |
|---|---|
| • Detour Gold Corp. | • Osisko Mining Corp. |
| • Exeter Resource Corp. | • Queenston Mining Inc. |
| • Fronteer Development Group Inc. | • Rainy River Resources Ltd. |
| • Kirkland Lake Gold Inc. | • Romarco Minerals Inc. |
| • Lake Shore Gold Corp. | • San Gold Corp. |
| • Northern Dynasty Minerals Ltd | |

The Compensation Committee uses the information provided by Coopers and management in its deliberations but does not allocate total compensation value solely on this data. The Compensation Committee takes into account qualitative elements to reflect overall market conditions, past market practices as well as the Compensation Committee's discretionary assessment of individual performance and ability to contribute to short and long-term success of the business.

See "*Summary Compensation Table*" for more information on remuneration of Named Executive Officers.

Other than the fair dealing provisions in the Company's Code of Business Conduct and Ethics that prohibit employees, officers and directors from accepting gifts of money or receiving any type of personal rebates, the Board did not give further consideration to the risks associated with the Company's compensation policies and practices.

Directors and NEOs are permitted to hedge securities of the Company that they beneficially own, directly or indirectly, or exercise control or direction over, including trading in publicly-traded options, puts, calls or other derivative instruments related to the Company's securities.

**Performance Graph**
The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the S&P/TSX Index (Total Return Index Value) and the TSX Precious Metals and Minerals Sub-Index (Total Return Index Value) for the financial periods 2007 through 2012, assuming a $100 initial investment with all dividends reinvested:



Comparison of 5 Year Cumulative Total Return*
between Rubicon Minerals Corporation, the S&P/TSX Composite Total Return Index and the
S&P/TSX Composite - Precious Metals & Minerals Sub-index

| | **2007** | **2008** | **2009** | **2010** | **2011** | **2012** |
|---|---|---|---|---|---|---|
| Rubicon Minerals Corporation | 100 | 97 | 340 | 386 | 263 | 173 |
| S&P/TSX Composite Total Return Index | 100 | 67 | 90 | 106 | 97 | 104 |
| S&P/TSX Composite - Precious Metals & Minerals Total Return Sub-Index | 100 | 47 | 75 | 139 | 98 | 106 |

**Note:**

(1)     Each index for years 2007 through 2012 is as at December 31 of each year.

In this Information Circular, NEO compensation is reported for 2010, 2011 and 2012.

The trend in NEO compensation, including Black-Scholes values of option grants, for years reported in this form is as follows:

| Years[1] | Increase (Decrease) in Average NEO Compensation | Increase (Decrease) in Share Value Year-end to Year-end |
|---|---|---|
| 2011 to 2012 | 7% | (34)% |
| 2010 to 2011 | 37% | (32)% |
| 2009 to 2010 | 89% | 14% |

**Note:**

(1)     The average executive officer compensation is for each of the years presented and includes salaries, bonus and other payments and the fair value of stock option grants as measured at the date of grant.

As indicated in the above table, officer compensation increases outpaced the share price increase during 2010 and share prices decreased in 2011 and 2012 while officer compensation continued to increase.

Share price is strongly influenced by market expectations for the price of gold, market trends and market estimates of the size of the Phoenix gold deposit, all of which are largely beyond the control of the executive officers.

**Share-based and Option-based Awards**
The process the Company uses to grant option-based awards to executive officers is described under "Statement of Executive Compensation - Compensation Discussion and Analysis". The Company does not grant share-based awards.

**Compensation Governance**
The policies and practices adopted by the Board to determine the compensation for the Company's directors and executive officers are described under "Statement of Executive Compensation - Compensation Discussion and Analysis".

The Company has established a Compensation Committee consisting of Christopher J. Bradbrook (Chair), Bruce A. Thomas, Q.C. and Julian Kemp, all of whom are independent directors. Christopher J. Bradbrook and Julian Kemp have extensive experience as executives of mining companies which assists them in their formulation and implementation of the Company's compensation policies and practices.

The role of the Compensation Committee is primarily to administer the Stock Option Plan, to make recommendations to the Board on the remuneration of senior officers and directors of the Company and to evaluate the CEO and CEO succession planning.

The Compensation Committee retained Coopers Consulting, independent third party executive compensation consultants, to make compensation recommendations to the Board for directors and officers in respect of the 2012 fiscal year, under an agreement dated November 15, 2011.

*Executive Compensation-Related Fees*

For the Company's years ended December 31, 2012 and 2011, Coopers were paid $3,000 and $3,000, respectively, for their industry salary survey reports and $19,584 and $22,440 respectively, in each of those years for the executive and board member salary and fee recommendations. The Company also paid Coopers $20,400 for a comparative analysis on equity plans and compensation.

*All Other Fees*

Other than as disclosed above, no other services have been provided and no other fees billed by Coopers.

**Summary of Compensation**
The following table sets forth all compensation paid by the Company and/or its subsidiaries for the financial years ended December 31, 2012, December 31, 2011 and December 31, 2010, in respect of the individuals who were, at December 31, 2012, the former Chief Executive Officer, the President and Chief Operating Officer, the former Vice President of Operations, the Vice President General Counsel and Corporate Secretary and the Chief Financial Officer of the Company:

## Summary Compensation Table

| Name and Principal Position | Year | Salary ($) | Share-based awards ($) | Option-based awards[1] ($) | Non-equity incentive plan compensation ($) Annual incentive plans[2] | Non-equity incentive plan compensation ($) Long-term incentive plans | Pension value ($) | All Other compensation ($) | Total compensation ($) |
|---|---|---|---|---|---|---|---|---|---|
| **David W. Adamson** Former CEO[4] | 2012[3] | 500,000 | - | 868,800 | 200,000 | - | - | - | 1,568,800 |
| | 2011[3] | 425,000 | - | 1,005,000 | 250,000 | - | - | - | 1,680,000 |
| | 2010[3] | 325,000 | - | 900,000 | 100,000 | - | - | - | 1,325,000 |
| **Michael A. Lalonde** [5] President & former COO | 2012[6] | 247,917 | - | 1,200,381 | - | - | - | 30,000[7] | 1,478,298 |
| **Claude Bouchard**[8] *Former Vice-President, Operations* | 2012 | 280,000 | | 315,250 | 90,000 | - | - | - | 685,250 |
| | 2011 | 260,000 | - | 544,375 | 100,000 | - | - | - | 904,375 |
| | 2010 | 210,000 | - | 450,000 | 40,000 | - | - | - | 700,000 |
| **Glenn Kumoi** Vice President General Counsel & Corporate Secretary | 2012 | 257,000 | - | 291,000 | 90,000 | - | - | - | 638,000 |
| | 2011 | 240,000 | - | 502,500 | 100,000 | - | - | - | 842,500 |
| | 2010 | 210,000 | - | 90,000 | - | - | - | - | 300,000 |
| **Robert G. Lewis** *Chief Financial Officer* | 2012 | 257,000 | - | 291,000 | 75,000 | - | - | - | 623,000 |
| | 2011 | 240,000 | - | 502,500 | 75,000 | - | - | - | 817,500 |
| | 2010 | 200,000 | - | 450,000 | 30,000 | - | - | - | 680,000 |

**Notes:**

(1)     Option-based awards represent the fair value of incentive stock options measured using the Black-Scholes-Merton model as measured at the grant date of the underlying option. The Black-Scholes-Merton model is the method used by the Company to measure stock-based compensation in its financial statements. The significant assumptions used in applying this model to the 2012 grants were: exercise price and market price: $2.94 to $3.98 (2011 - $5.80, 2010 - $5.22), estimated future risk-free interest rate: 1.1% to 1.2% (2011 – 2.3%, 2010 – 2.7%), estimated time to exercise: 4 years (same for 2011 and 2010), estimated future volatility of the Company's share price: 61.1% to 63.5% (2011 – 76.9%, 2010 – 76%) and estimated future annual dividends: Nil (same for all years).

All options have an exercise price equal to the previous closing market price of the Common Shares on the TSX on the day and time of grant and vests as to 50% after 6 months and the final 50% 12 months after grant.

(2)     The "*Annual Incentive Plans"* column represents bonuses paid.

(3)     Dr. Adamson received no compensation in his capacity as a director.

(4)      Dr. Adamson resigned as the Chief Executive Officer on January 1, 2013 and was appointed as the non-executive Chairman of the Board

(5)      Mr. Lalonde's start date as President and Chief Operating Officer was June 1, 2012.  He resigned as the Chief Operating Officer on January 1, 2013 and was subsequently appointed as the President and Chief Executive Officer on the same date.

(6)      Mr. Lalonde received no compensation in his capacity as a director.

(7)      The amount paid to Mr. Lalonde under "*All Other Compensation*" represents a housing allowance.

(8)      Mr. Bouchard left the Company on January 4, 2013 to pursue other interests.

## Incentive Plan Awards

### *Outstanding share-based awards and option-based awards*

The following table sets forth particulars of all awards outstanding for each Named Executive Officer of the Company at the end of the financial year ended December 31, 2012:

| | Option-based Awards | | | | Share-based Awards[3] | | |
|---|---|---|---|---|---|---|---|
| Name | Number of securities underlying unexercised options[1] (#) | Option exercise price ($) | Option expiration date | Value of unexercised in-the-money options[2] ($) | Number of shares or units of shares that have not vested (#) | Market or payout value of share-based awards that have not vested ($) | Market or payout value of vested share-based awards not paid out or distributed ($) |
| David W. Adamson | 250,000 | 2.94 | 06-June-2017 | - | - | - | - |
| | 270,000 | 3.98 | 04-Jan-2017 | - | - | - | - |
| | 300,000 | 5.80 | 13-Jan-2016 | - | - | - | - |
| | 300,000 | 5.22 | 13-Jan-2015 | - | - | - | - |
| | 375,000 | 1.31 | 02-Jan-2014 | 465,000 | - | - | - |
| | 250,000 | 1.04 | 13-Feb-2013 | 377,500 | - | - | - |
| | | | | | | | |
| Michael A. Lalonde[4] | 1,400,000 | 2.94 | 06-June-2017 | - | - | - | - |
| | | | | | | | |
| Claude Bouchard | 162,500 | 3.98 | 04-Jan-2017 | - | - | - | - |
| | 150,000 | 5.80 | 13-Jan-2016 | - | - | - | - |
| | 150,000 | 5.22 | 13-Jan-2015 | - | - | - | - |
| | 100,000 | 1.89 | 15-Apr-2014 | 66,000 | - | - | - |
| | | | | | | | |
| Glenn Kumoi | 150,000 | 3.98 | 04-Jan-2017 | - | - | - | - |
| | 150,000 | 5.80 | 13-Jan-2016 | - | - | - | - |
| | 30,000 | 5.22 | 13-Jan-2015 | - | - | - | - |
| | 200,000 | 4.53 | 02-Jan-2014 | - | - | - | - |
| | | | | | | | |
| Robert G. Lewis | 150,000 | 3.98 | 04-Jan-2017 | - | - | - | - |
| | 150,000 | 5.80 | 13-Jan-2016 | - | - | - | - |
| | 150,000 | 5.22 | 13-Jan-2015 | - | - | - | - |
| | 170,000 | 1.31 | 02-Jan-2014 | 210,800 | - | - | - |
| | 100,000 | 1.04 | 13-Feb-2013 | 151,000 | - | - | - |

**Notes:**

(1)     All of the grants listed above are grants by the Company of options to purchase Common Shares. Each option entitles the holder to purchase one Common Share.

(2)     Value of unexercised in-the-money options represents the difference between the closing market price of the Common Shares on the last TSX trading day of 2012, December 31, 2012 which was $3.87 and the option exercise price multiplied by the number of outstanding options.

(3)     Other than the Stock Option Plan, the Company does not have a long-term incentive plan for NEOs.

(4)     Mr. Lalonde's start date was June 1, 2012.

*Incentive plan awards – value vested or earned during 2012.*

| Name | Option-based awards - Value vested during the year[1] ($) | Share-based awards - Value vested during the year ($) | Non-equity incentive plan compensation - Value earned during the year ($) |
|---|---|---|---|
| **David W. Adamson** | Nil | n/a | n/a |
| **Michael A. Lalonde** | Nil | n/a | n/a |
| **Claude Bouchard** | Nil | n/a | n/a |
| **Glenn Kumoi** | Nil | n/a | n/a |
| **Robert G. Lewis** | Nil | n/a | n/a |

**Note:**

(1)     Value vested amount is the aggregate of the differences between the closing market prices of the Common Shares on the TSX on the dates of vesting and the exercise prices of the vesting options multiplied by the number of options.

The stock options and values of option-based awards noted above were granted by the Board based on the recommendations of the Compensation Committee under the Company's Stock Option Plan as amended, which was previously approved by the shareholders of the Company.

***Stock Option Plan***

*Purpose of the Stock Option Plan*

The Company's Stock Option Plan was approved by the Company's shareholders at the Company's Annual General Meeting of Shareholders held on June 12, 2003 and was subsequently amended by shareholders of the Company on May 14, 2007 and June 29, 2011. A copy of the Stock Option Plan, as amended, is available under the Company's profile on SEDAR at www.sedar.com. The purpose of the Stock Option Plan is to provide an incentive to the Company's directors, officers, employees and consultants and to management company employees to continue their involvement with the Company, to increase their efforts on the Company's behalf and to attract qualified new personnel. The Company decided to implement the Stock Option Plan to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

*General Description/TSX Policies*

The Stock Option Plan is administered by the Compensation Committee. A copy of the Stock Option Plan, as originally approved by the shareholders on May 14, 2007 and last amended at the 2011 Annual General Meeting of the shareholders of the Company, is available online at www.sedar.com. The following is a brief description of the principal terms of the Stock Option Plan, which description is qualified in its entirety by the terms of the Stock Option Plan:

1.  The maximum number of Common Shares reserved for issuance upon the exercise of options granted under the Stock Option Plan, together with any shares reserved for granting new options under the Stock Option Plan, cannot exceed 7.25% of the issued and outstanding Common Shares at the time of grant from time to time. As at the date of this Information Circular, 7.25% of the Company's issued capital was 20,915,415 Common Shares and a total of 13,348,326 options had been issued, representing 4.63% of issued capital. A total of 7,567,089 options were available for issuance as of the date of this Information Circular representing 2.62% of issued capital. There were no changes in the exercise price of any outstanding options during the year ended December 31, 2012. As at January 1, 2012, the Company had 7,355,718 unoptioned Common Shares available for the granting of options under the Stock Option Plan and 7,035,608 unoptioned Common Shares were available as at December 31, 2012.

2.  The exercise price of the stock options, as recommended by the Compensation Committee, may not be less than the closing market price of the Common Shares on the Toronto Stock Exchange ("**TSX**") immediately prior to the time of the grant of an option.

3.  Stock options under the Stock Option Plan may be granted by the Board based on the recommendation of the Compensation Committee to any employee, officer, director or consultant of the Company or an affiliate of the Company, or to an affiliate of such persons, or to an individual employed by a corporation providing management services to the Company, as permitted by applicable securities laws.

4.  The grant of options under the Stock Option Plan is subject to the limitation that the aggregate of:

    (a)  the number of Common Shares issuable to insiders (including their associates), at any time; and

    (b)  the number of Common Shares issued to insiders (including their associates), within any one year period

    under the Stock Option Plan, or when combined with all of the Company's other security based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.

5.  The aggregate number of Shares (as defined in the Stock Option Plan) reserved for issuance to optionees who are non-employee members of the Board shall not exceed 1.0% of the issued and outstanding Common Shares.

6.  The maximum of the fair value of options granted to an optionee who is a non-employee member of the Board shall not exceed $100,000 per fiscal year.

7.      The term for exercise of a stock option under the Stock Option Plan is to be determined by the Board at the time of grant and no maximum term has been set in the Stock Option Plan. Notwithstanding the expiry date of an option set by the Board, the expiry date will be adjusted without being subject to the discretion of the Board or the Compensation Committee to take into account any blackout period imposed on the optionee by the Company such that if the expiration date falls within a blackout period or falls within 10 business days after the end of such blackout period, then the expiry date will be the close of business on the tenth business day after the end of such blackout period.

8.      The Stock Option Plan does not presently contemplate a stock option being transformed into a stock appreciation right.

9.      The Stock Option Plan does not presently permit the giving of financial assistance to optionees to facilitate the exercise of their stock options.

10.     Where an employee, officer, director or consultant of the Company or an affiliate of the Company holding an option directly, or indirectly through an affiliate of such person, or an individual employed by a corporation providing management services to the Company holding an option is terminated for a reason other than disability, death or termination for cause, such person's stock option shall terminate on the date which is the earlier of 90 days after the date of termination or such later date as determined by the Board and the expiry date of the option.  If such person is terminated for just cause, the option terminates on the date of such termination for cause, or such later date as determined by the Board, which can be no later than the expiry date of the option.

11.     Under the Stock Option Plan, the Board, taking into account the recommendations of the Compensation Committee, has complete discretion to set or vary the terms of any vesting schedule of any options granted, including the discretion to permit partial vesting in stated percentage amounts based on the term of such options or to permit full vesting after a stated period of time has passed from the date of grant. In July 2007, the Board adopted a policy of standardized vesting of 6 and 12 months. The vesting dates of certain previously issued options were accelerated pursuant to this policy.

12.     If there is any change in the number of Common Shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the Common Shares, the number of shares available under the Stock Option Plan, the shares subject to any option and the exercise price will be adjusted proportionately, subject to any approval required by the TSX.  If the Company amalgamates, merges, or enters into a plan of arrangement with or into another corporation, and the Company is not the surviving or acquiring corporation, the acquiring corporation shall be required to provide for the assumption of each option or the substitution of another option of equivalent value therefor or the distribution to each eligible optionee of securities, property or cash of appropriate value as determined by the Board such that the right to receive Common Shares on exercise of an option shall be converted into the right to receive such securities, property or cash which the optionee would have received upon such reorganization if the optionee had exercised his or her option immediately prior to the record date.

13.     If a Change in Control (as defined in the Stock Option Plan) of the Company occurs, all options will become immediately exercisable, notwithstanding any contingent vesting provisions to which such options may have otherwise been subject.  If a *bona fide* take-over bid (as defined in the British Columbia *Securities Act*) is made for the Common Shares, optionees will be entitled to exercise any options they hold to permit the optionee to tender the shares received upon exercise

of the options to the take-over bid.  If such shares are not taken up by the offeror, they may be returned to the Company and reinstated as unissued shares and the option shall be reinstated.

14.  Except in certain limited circumstances, the options are non-assignable and non-transferable. Upon the death of an optionee, the options are transferable to a Qualified Successor.  "**Qualified Successor**" means a person who is entitled to ownership of an option upon the death of an optionee, pursuant to a will or the applicable laws of descent and distribution upon death.  In the event of the death of an optionee, such optionee's options shall be exercisable by the Qualified Successor until the earlier of the expiry of the term of the option or one year from the date of death of the optionee.  In addition, if the optionee becomes disabled, the options may be exercised by a guardian until the earlier of the expiry of the term of the option or one year from the date of death of the optionee.

15.  If any options are cancelled, surrendered, terminated or have expired without being exercised, new options may be granted under the Stock Option Plan covering the shares not purchased under such lapsed options.

16.  The decrease in the exercise price or an extension of the term of stock options previously granted to insiders or their associates requires approval by a "disinterested shareholder vote" prior to exercise of such amended stock options, with any interested insider or their associates abstaining from voting.

17.  The Stock Option Plan provides that shareholder approval (or, when required, disinterested shareholder approval) is required to amend the Stock Option Plan in order to:

(a)  increase the fixed maximum number or percentage of Common Shares which may be issued under the Stock Option Plan;

(b)  materially increase the benefits accruing to participants under the Stock Option Plan;

(c)  add any form of financial assistance;

(d)  make any amendment to a financial assistance provision which is more favourable to participants under the Stock Option Plan;

(e)  reduce the exercise price of options already granted;

(f)  allow for the cancellation or reissuance of any option granted under the Stock Option Plan;

(g)  extend the term of any option already granted;

(h)  permit options granted under the Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes;

(i)  remove or increase the non-employee director participation limit; or

(j)  further amend the amendment provisions of the Stock Option Plan, provided that the Board may make any amendment to the terms of the Stock Option Plan other than as described above without obtaining shareholder approval, including the following types of amendments:

(i) amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;

(ii) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, including a "cashless exercise" feature, payable in cash or shares; or

(iii) amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

## Pension Plan Benefits

The Company does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

## Liability Insurance

The directors and officers of the Company are covered by liability insurance. The Company has a Director's and Officer's Liability Insurance policy that provides coverage of up to $100 million per claim and insurance period, for which it pays an annual premium of $382,905.

## Termination and Change of Control Benefits

The employment agreements of each of the NEOs, at the date of this Information Circular, provide for: (1) salary; (2) bonus, at the discretion of the Board upon annual reviews; and (3) stock options (see Summary Compensation Table). Most of the employment agreements have initial terms of two to three years and are currently automatically renewed for further terms of one year unless notice is given to terminate the agreement by either party. The agreements also provide that in the event of a significant change in the affairs of the Company such as a take-over bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding Common Shares, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's members receive less than 51% of outstanding common shares of the new or continuing corporation ("**Significant Change**"), then at the option of the NEO, each may elect to continue to be employed by the Company or give notice of termination within the following time frames in which event the Company shall pay the following amounts:

**Dr. David W. Adamson**, former Chief Executive Officer - 18 months from the Significant Change may elect to terminate and receive two times annual salary. **Michael A. Lalonde,** President and Chief Executive Officer - 18 months from the Significant Change may elect to terminate and receive two times annual salary. **Claude Bouchard**, former Vice President, Operations – six months from the Significant Change may elect to terminate and receive two times annual salary. **Glenn Kumoi**, Vice President General Counsel and Corporate Secretary - six months from the Significant Change may elect to terminate and receive two times annual salary. **Robert G. Lewis**, Chief Financial Officer - six months from the Significant Change may elect to terminate and receive two times annual salary. Each officer is obligated to keep all of the Company's confidential information confidential for a period of one (1) year after termination of their respective agreements.

The following table shows, for each NEO, the amount such person would have been entitled to receive on the termination of his employment without just cause on December 31, 2012, the amount such person would have been entitled to if a change of control occurred on December 31, 2012 and the amount such person would have been entitled to receive on the termination of his employment without just cause on December 31, 2012 if that termination occurred following a change in control:

| Named Executive Officer | Triggering Event | | |
| --- | --- | --- | --- |
| | Termination of Employment | Change of Control | Termination of Employment Following Change of Control |
| **David W. Adamson** (former CEO) | | | |
| Severance | $1,000,000[1] | $1,000,000 | $1,000,000 |
| Accelerated vesting[3] | - | - | - |
| **Total** | $1,000,000 | $1,000,000 | $1,000,000 |
| | | | |
| **Michael A. Lalonde** | | | |
| Severance | $850,000 | $850,000 | $850,000 |
| Accelerated vesting[3] | - | - | - |
| **Total** | $850,000 | $850,000 | $850,000 |
| | | | |
| **Claude Bouchard** (former Vice President of Operations) | | | |
| Severance | $560,000 | $560,000 | $560,000 |
| Accelerated vesting[3] | - | - | - |
| **Total** | $560,000 | $560,000 | $560,000 |
| | | | |
| **Glenn Kumoi** | | | |
| Severance | $514,000 | $514,000 | $514000 |
| Accelerated vesting[3] | - | - | - |
| **Total** | $514,000 | $514,000 | $514,000 |
| | | | |
| **Robert G. Lewis** | | | |
| Severance | $128,500[2] | $514,000 | $514,000 |
| Accelerated vesting[3] | - | - | - |
| **Total** | $128,500 | $514,000 | $514,000 |

**Notes:**

(1)     As part of his transition and retirement settlement, Dr. David W. Adamson also received an extension of the Company's benefits plan for a period ending on the earlier of January 1, 2016 and the date that he secures coverage of a reasonably comparable nature from another employer, 250,000 stock options and his employment agreement was terminated. He is also eligible for a discretionary bonus in 2013 for his performance in 2012 as Chief Executive Officer. To date, this bonus has not been determined. Dr. David W. Adamson became Chairman of the Board of the Company on January 1, 2013 and Michael Lalonde became Chief Executive Officer and President of the Company on the same date.

(2)     On termination, Robert G. Lewis receives the right to receive new stock options in the same amount and on the same terms which may be granted to the other senior executives for a period of 6 months following the date of termination.

(3)     Accelerated vesting amounts represent the difference between the closing market price of the Common Shares on December 31, 2012 and the option exercise price multiplied by the number of unvested options. As all unvested options had exercise prices above the year-end closing market price, all entries are nil.

The criteria used to determine the amount payable to the NEOs was based on industry standards and the Company's financial circumstances. The employment agreements with the NEOs and subsequent increases in salaries were accepted by the Board based on recommendations of the Compensation Committee.

## Director Compensation

The Board has the responsibility of determining the compensation of the Company's directors upon recommendation of the Compensation Committee. The Board, upon recommendation of the Compensation Committee, has determined that the principal method of compensating directors is through an annual retainer, meeting fees and the grant of stock options. The annual retainer and meeting fees are paid in cash.

The objective in setting the compensation for the directors is to ensure that the Company can attract and retain a high quality of candidates. The compensation in 2012 for the directors is summarized in the following table.

### *Director Compensation Table*
During the financial year ended December 31, 2012, the Company paid compensation, directly or indirectly, to directors of the Company other than the NEOs as follows:

| Name[1] (a) | Fees earned[2] ($) (b) | Share-based awards ($) (c) | Option-based awards[3] ($) (d) | Non-equity incentive plan compensation ($) (e) | Pension value ($) (f) | All other compensation ($) (g) | Total ($) (h) |
|---|---|---|---|---|---|---|---|
| Christopher J. Bradbrook | 162,700 | - | 99,999 | - | - | - | 262,699 |
| Julian Kemp | 90,200 | - | 99,999 | - | - | - | 190,199 |
| David R. Reid[4] | 44,600 | - | 99,999 | - | - | - | 144,599 |
| Bruce A. Thomas, Q.C. | 86,400 | - | 99,999 | - | - | - | 186,399 |
| Michael D. Winship | 51,425 | - | 99,999 | - | - | - | 151,424 |
| Peter W. Rowlandson[5] | 14,695 | - | 280,000 | - | - | - | 294,695 |

**Notes:**

(1)    The Company, at the end of the financial year December 31, 2012, had eight (8) directors, two being NEOs (Dr. David W. Adamson and Michael A. Lalonde). For a description of the compensation paid to Dr. Adamson and Michael A. Lalonde, please refer to the Summary Compensation Table.

(2)    All non-executive directors were paid fees quarterly according to the following schedule:

| | | |
|---|---|---|
| Director Retainer | - | $35,000 annually |
| Lead Director Retainer | - | $80,000 annually |
| Audit Committee Chair Retainer | - | $15,000 annually |
| Other Committee Chair Retainer | - | 7,500 annually |
| Board and Committee Meeting Fees | - | $1,200 per meeting |
| Retainer for all non-chair committee members | - | $5,000 annually |

(3)     Option-based awards represent the fair value of incentive stock options measured using the Black-Scholes-Merton model as measured at the grant date of the underlying option. The Black-Scholes-Merton model is the method used by the Company to measure stock-based compensation in its financial statements.   The significant assumptions used in applying this model to the 2012 grants were: exercise price and market price $3.23 to $3.98, estimated future risk-free interest rate: 1.1% to 1.8%, estimated time to exercise: 4 years, estimated future volatility of the Company's share price:  55.6% to 63.5% and estimated future annual dividends: Nil.

An option awarded during 2012 had an exercise price equal to the previous closing market price of the Common Shares on the TSX on the day and time of grant and vests as to 50% after 6 months and the final 50% 12 months after grant.

(4)     David R. Reid is a director of the Company and a partner at the law firm Davis LLP.  During the fiscal year 2012 the Company paid legal fees to Davis LLP, aggregating $1,856,796.

(5)     The option grant listed for Peter Rowlandson on July 30, 2012 represents options that are unexercisable without first obtaining shareholder approval. While shareholder approval has not been obtained, Mr. Rowlandson holds an equivalent number of stock appreciation rights granted on the same terms but payable in cash only. The stock appreciation right would pay an amount on exercise that would achieve net after tax proceeds that would be equal to the after tax proceeds from a stock option exercise and immediate sale.  The amount recorded in column (d) for this item is the fair value of the stock option as if approved at the time of grant, as ratification by the shareholders was expected at the time of grant.  For accounting purposes, under IFRS, the grant is treated as a stock appreciation right until approved by the shareholders and is revalued to its fair value at each reporting date.  The fair value of the stock appreciation right was $1.87 at the date of grant, which is higher than the standard stock option fair value of $1.40 due to the gross up on exercise to achieve net tax equivalency to the stock option.

None of the directors of the Company other than the NEOs, received, during the financial year ended December 31, 2012, compensation pursuant to:

(a)     any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(b)     any arrangement for the compensation of directors for services as consultants or experts for the financial year ended December 31, 2012, other than as disclosed in note 3 to the "Director Compensation Table" above.

***Share-based awards, option-based awards and non-equity incentive plan compensation***

*Outstanding share-based awards and option-based awards*

The following table sets forth particulars of all awards outstanding for each director who is not a NEO of the Company as at the end of the financial year ended December 31, 2012, the most recent financial year-end, including awards granted before the most recently completed financial year:

| | Option-based Awards | | | | Share-based Awards[3] | | |
|---|---|---|---|---|---|---|---|
| Name | Number of securities underlying unexercised options[1] (#) | Option exercise price ($) | Option expiration date[5] | Value of unexercised in-the-money options[2] ($) | Number of shares or units of shares that have not vested (#) | Market or payout value of share-based awards that have not vested ($) | Market or payout value of vested share-based awards not paid out or distributed ($) |
| **Christopher J. Bradbrook** | | | | | | | |
| | 51,546 | 3.98 | 04-Jan-2017 | - | - | - | - |
| | 115,000 | 5.22 | 13-Jan-2015 | - | - | - | - |
| | 115,000 | 1.31 | 02-Jan-2014 | 142,600 | - | - | - |
| | 75,000 | 1.04 | 13-Feb-2013 | 113,250 | - | - | - |
| | 59,449 | 5.80 | 13-Jan-2013 | - | - | - | - |
| | | | | | | | |
| **Julian Kemp** | | | | | | | |
| | 51,546 | 3.98 | 04-Jan-2017 | - | - | - | - |
| | 100,000 | 3.63 | 31-May-2016 | - | - | - | - |
| | 59,449 | 5.80 | 13-Jan-2013 | - | - | - | - |
| | | | | | | | |
| **David R. Reid** | | | | | | | |
| | 51,546 | 3.98 | 04-Jan-2017 | - | - | - | - |
| | 115,000 | 5.22 | 13-Jan-2015 | - | - | - | - |
| | 115,000 | 1.31 | 02-Jan-2014 | 142,600 | - | - | - |
| | 75,000 | 1.04 | 05-Feb-2013 | 113,250 | - | - | - |
| | 59,449 | 5.80 | 13-Jan-2013 | - | - | - | - |
| | | | | | | | |
| **Bruce A. Thomas, Q.C.** | | | | | | | |
| | 51,546 | 3.98 | 04-Jan-2017 | - | - | - | - |
| | 115,000 | 5.22 | 13-Jan-2015 | - | - | - | - |
| | 200,000 | 3.12 | 13-Jul-2014 | - | - | - | - |
| | 59,449 | 5.80 | 13-Jan-2013 | - | - | - | - |
| | | | | | | | |
| **Michael D. Winship[4]** | | | | | | | |
| | 51,546 | 3.98 | 04-Jan-2017 | - | - | - | - |
| | 200,000 | 4.18 | 07-Sep-2016 | - | - | - | - |
| | | | | | | | |
| **Peter W. Rowlandson[6]** | | | | | | | |
| | 200,000 | 3.23 | 30-July-2017 | - | - | - | - |

**Notes:**

(1)    All of the grants listed above are grants by the Company of options to purchase Common Shares. Each option entitles the holder to purchase one Common Share.

(2)    Value of unexercised in-the-money options represents the difference between the closing market price of the Common Shares on the TSX on December 31, 2012, and the option exercise price multiplied by the number of outstanding options.

(3) Other than the Stock Option Plan, the Company does not have a long-term incentive plan for the directors who are not also NEOs.

(4) The option grant listed for Michael D. Winship on September 11, 2011 represents options that are unexercisable without first obtaining shareholder approval. While shareholder approval has not been obtained, Mr. Winship holds an equivalent number of stock appreciation rights granted on the same terms but payable in cash only.

(5) All options expiring February 13, 2013 have had their expiry dates extended indefinitely due to a black-out on employees and directors trading the Company's securities.

(6) The option grant listed for Peter Rowlandson on July 30, 2012 represents options that are unexercisable without first obtaining shareholder approval. While shareholder approval has not been obtained, Mr. Rowlandson holds an equivalent number of stock appreciation rights granted on the same terms but payable in cash only.

*Incentive plan awards – value vested or earned during 2012*

| Name | Option-based awards -Value vested during the year[1] ($) | Share-based awards -Value vested during the year ($) | Non-equity incentive plan compensation - Value earned during the year ($) |
|---|---|---|---|
| Christopher J. Bradbrook | Nil | n/a | n/a |
| Julian Kemp | Nil | n/a | n/a |
| David R. Reid | Nil | n/a | n/a |
| Bruce A. Thomas, Q.C. | Nil | n/a | n/a |
| Michael D. Winship | Nil | n/a | n/a |
| Peter W. Rowlandson | Nil | n/a | n/a |

**Note:**

(1) Value vested amount is the aggregate of the differences between the closing market prices of the Common Shares on the TSX on the dates of vesting and the exercise prices of the vesting options multiplied by the number of options.

## SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

**Equity Compensation Plan Information**

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance as at December 31, 2012.

| Plan Category | Number of securities to be issued upon exercise of outstanding options[1] (a) | Weighted-average exercise price of outstanding options ($) (b) | Number of securities remaining available for future issuance under equity compensation plans[2] (c) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 13,815,826 | 3.80 | 7,354,623 |
| Equity compensation plans not approved by securityholders | 400,000 | 3.71 | n/a |
| Total | 14,215,826 | 3.80 | 7,354,623 |

**Notes:**

(1)    Amounts listed in the first row of column (a) represent stock options outstanding at December 31, 2012 under the Stock Option Plan. The 400,000 stock options listed next to "Equity compensation plans not approved by securityholders" are the options granted to Michael D. Winship and Peter Rowlandson as previously noted in this Circular. These options were granted as at September 7, 2011 and July 30, 2012 at a weighted average exercise price of $3.71 and are unexercisable without first obtaining shareholder approval. While shareholder approval has not been obtained, Mr. Winship and Mr. Rowlandson hold an equivalent number of stock appreciation rights granted on the same terms but payable in cash only

(2)    Amounts listed in column (c) represent the Stock Option Plan limitation of 7.25% of the issued and outstanding Common Shares less issued options as listed in column (a) and include the 400,000 options listed next to "Equity compensation plans not approved by securityholders".

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no director, executive officer, proposed management nominee for election as a director of the Company, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company or any of its subsidiaries.

## MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, "**informed person**" means:

(a)     a director or executive officer of the Company;

(b)     a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)     any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company, or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)     the Company if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Other than as set out in this Information Circular, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

## AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

The Company's Audit Committee is comprised of three directors, Mr. Julian Kemp, BBA, CPA, CA, C.DIR. (Chair), Mr. Christopher J. Bradbrook and Mr. Bruce A. Thomas, Q.C., each of whom is "independent" under National Instrument 52-110 *Audit Committees* ("**NI 52-110**"), the rules of the NYSE-MKT LLC and Rule 10A-3(b) under the *United States Exchange Act of 1934*. All of the Audit Committee members are "financially literate", as such term is defined in NI 52-110. The Board has determined that Mr. Kemp, the Chair of the Audit Committee, qualifies as an "audit committee financial expert" under applicable United States law.

The Audit Committee met four (4) times during the financial year ended December 31, 2012, as follows: on March 20, May 8, August 9 and November 8, 2012.

NI 52-110 requires the Company to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with its independent auditors.  Such information can be found at pages 53 to 60 of the Company's Annual Information Form for the financial year ended December 31, 2012, and the full text of the Company's Audit Committee Charter can be found in such Annual Information Form, a copy of which is available online at www.sedar.com or at www.sec.gov or on the Company's website at www.rubiconminerals.com  A copy will be provided free of charge to any securityholder of the Company upon request.

## DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("**NI 58-101**") requires issuers to disclose their governance practices in accordance with that instrument.  A discussion of the Company's corporate governance practices within the context of NI 58-101 is set out in Schedule "A" attached hereto.

## SHAREHOLDER PROPOSALS

Any shareholder wishing to present a proposal at the 2014 annual meeting shall send such proposal to the Company before March 25, 2014 so that it may be included in the proxy solicitation documents for that annual meeting.

## ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company's financial statements and auditors' report thereon and Management's Discussion & Analysis for the financial year ended December 31, 2012.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion & Analysis for the year ended December 31, 2012 may contact the Company as follows:

**Rubicon Minerals Corporation**
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia, Canada
V6C 2V6
Telephone:  (604) 623-3333
Toll Free: 1-866-365-4706
Facsimile:  (604) 623-3355
Website:  www.rubiconminerals.com

## DIRECTORS' APPROVAL

The contents of this Information Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

**BY ORDER OF THE BOARD OF DIRECTORS**

(signed) *"Michael A. Lalonde"*

**Michael A. Lalonde**
**President and Chief Executive Officer**

Vancouver, British Columbia
May 13, 2013

**RUBICON MINERALS CORPORATION**
**(the "Company")**

**DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES**

| CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT | OUR CORPORATE GOVERNANCE PRACTICES | |
|---|---|---|
| **1. Board of Directors** | | |
| (a) Disclose the identity of directors who are independent. | The Company has five (5) independent directors, namely: Christopher J. Bradbrook, Julian Kemp, Bruce A. Thomas, Q.C. Michael D. Winship and Peter W. Rowlandson. These directors are considered independent under NI 52-110, the listing rules of the NYSE MKT LLC and Rule 10A-3(b) under the *United States Exchange Act of 1934*. | |
| (b) Disclose the identity of directors who are not independent, and describe the basis for that determination. | The Company has three (3) non-independent directors, namely: Michael A. Lalonde, who is not independent because he is the Company's CEO and President, David R. Reid, who is not independent because he is a partner at Davis LLP, which provides legal services to the Company and Dr. David W. Adamson, who is not independent because he was an executive officer of the Company within the last three years. | |
| (c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "**board**") does to facilitate its exercise of independent judgement in carrying out its responsibilities. | The Board consists of a majority of directors who are independent. | |
| (d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer. | The following directors are presently also directors of other reporting issuers as listed: | |
| | Dr. David W. Adamson | Constantine Metal Resources Ltd. (TSX-V) |
| | Julian Kemp | Claim Post Resources Inc. (TSX-V) Marathon Gold Corporation (TSX) |
| | Michael D. Winship | Avanti Mining Inc. (TSX-V) Orvana Minerals Corp., (TSX) |

| CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT | OUR CORPORATE GOVERNANCE PRACTICES |
|---|---|
| (e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the Company's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors. | The Board's policy is to hold independent directors' meetings at the end of each regularly scheduled Board meeting and, additionally, as determined by the independent Lead Director. At these independent directors' meetings, non-independent directors and members of management are not in attendance. During the financial year ended December 31, 2012, independent directors met (8) times. |
| (f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors. | Dr. David W. Adamson has been the non-executive, non-independent Chairman of the Board since January 1, 2013. Christopher J. Bradbrook has served as the Independent Lead Director (the "**Lead Director**") since his appointment on December 15, 2005. Mr. Bradbrook's responsibilities include (a) presiding over all meetings of the Board at which the Chairman, if any, is not present, including non-management directors' meetings; (b) serving as liaison with the other independent directors; (c) consulting with the CEO regarding meeting agendas and information sent to the Board; and (d) notifying other members of the Board regarding any legitimate shareholder concerns of which he becomes aware.<br><br>The Board has developed a written position description for the Lead Director to ensure separation of the CEO and the Lead Director's roles and responsibilities. |
| (g) Disclose the attendance record of each director for all board meetings held since the beginning of the Company's most recently completed financial year. | The Board meets a minimum of five (5) times per year, usually every quarter and following the annual meeting of the Company's shareholders. During 2012, the Board met nine (9) times as follows: on February 3, February 10, February 22, March 20, March 30, April 30, June 27, December 4, and December 19, 2012.<br><br>The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Company also expects each director to attend the annual meeting of the Company's shareholders barring unforeseen and unusual circumstances. Historically, a majority of the directors have attended the annual meetings of the Company's shareholders.<br><br>The attendance record for the directors of the Company during 2012 was as follows:<br><br>• Dr. David W. Adamson 9<br>• Christopher J. Bradbrook 9<br>• Bruce A. Thomas, Q.C. 9<br>• Julian Kemp 9<br>• David R. Reid 9<br>• Michael A. Lalonde[1] 3<br>• Michael D. Winship 8<br>• Peter M. Rowlandson[2] 2 |

| CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT | OUR CORPORATE GOVERNANCE PRACTICES |
|---|---|
| | Notes:<br>(1)   Mr. Lalonde was appointed as a director on June 1, 2012<br>(2)   Mr. Rowlandson was appointed as a director July 30, 2012 |
| **2.   Board Mandate**<br><br>Disclose the text of the board's written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities. | The Board has a written mandate as set out in its ***Corporate Governance Guidelines***, effective December 30, 2005, amended March 25, 2011, March 30, 2012 and April 2, 2013, attached hereto as Schedule "B". |
| **3.   Position Descriptions**<br><br>(a)   Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position. | The Company has developed written position descriptions for the Chair and the Lead Director.  The roles and responsibilities of the Chair of each Board committee are delineated in the Company's Corporate Governance Guidelines. |
| (b)   Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO. | The Board has developed a written position description for the CEO. The CEO has the ultimate responsibility for the management of the Company and reports directly to the Board to implement the strategic goals and objectives of the Company, and enables the Board to fulfill its governance function.  This position description was reviewed by the Corporate Governance Committee and approved by the Board. |
| **4.   Orientation and Continuing Education**<br><br>(a)   Briefly describe what measures the board takes to orient new directors regarding:<br><br>   (i)   the role of the board, its committees and its directors; and<br><br>   (ii)   the nature and operation of the Company's business. | The Chair and the Lead Director are responsible for providing an orientation for new directors and ensuring that the new directors are provided with an education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.  On-going training includes presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, and its internal and independent auditors.<br><br>The Board also holds an annual strategy session and this was held at the Board meeting on March 30, 2012. |
| (b)   Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors. | The Chair and the Lead Director are responsible for periodically providing materials for all directors on subjects relevant to their duties as directors of the Company. |

| CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT | OUR CORPORATE GOVERNANCE PRACTICES |
|---|---|
| **5. Ethical Business Conduct** <br><br> (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: | The Company has adopted a **Code of Business Conduct and Ethics** (the "**Code**") which provides a framework for directors, officers, employees and consultants to maintain the highest standards of ethical conduct in corporate affairs. Specifically, the purpose of the Code is to encourage among the Company's representatives a culture of honesty, accountability and fair business practice. The Code was updated on April 2, 2013. |
| (i) disclose how a person or company may obtain a copy of the code. | A copy of the Code is available on SEDAR at www.sedar.com. The Company has also adopted a Whistleblower Policy to set out the procedure and contact information for employees and others to report any wrong-doings or suspected wrong-doings within the Company. Complaints can be made internally to the Chair of the Company's Audit Committee or externally to the Company's legal counsel. |
| (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and | The Board is ultimately responsible for the implementation and administration of the Code and has designated the Chairman of the Corporate Governance Committee for the day-to-day implementation and administration of the Code. Any waivers from the Code that are granted for the benefit of the Company's directors and executive officers will only be granted by the Board or a Board committee. |
| (iii) provide cross-reference to any material change report filed since the beginning of the Company's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code. | No material change reports have been filed pertaining to any conduct of a director or executive officer that constitutes a departure from the Code. |
| (b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. | Under the Company's **Corporate Governance Guidelines**, the directors are required to disclose to the Board (and to any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval. The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter. Disclosed conflicts of interest will be documented in the minutes of the meeting. |
| (c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct. | The Board has instructed the Company to circulate the Company's *Corporate Disclosure Policy*, *Insider Trading Policy*, *Whistleblower Policy* and *the Code of Business Conduct and Ethics* to all officers and employees of the Company and, where appropriate, to third parties with a connection to the Company and this was completed on April 30, 2013. |

| CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT | OUR CORPORATE GOVERNANCE PRACTICES |
|---|---|
| **6. Nomination of Directors**<br><br>(a) Describe the process by which the board identifies new candidates for board nomination. | The process by which the Board identifies new candidates for Board nomination is provided in the Company's Corporate Governance Guidelines and the Nominating Committee Charter. When a Board vacancy occurs or is contemplated, the Nominating Committee will recommend qualified individuals for nomination to the Board.<br><br>Directors are elected yearly at our annual shareholders' meeting and serve on the Board until the following annual shareholders' meeting, at which time they either stand for re-election or resign from the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier. The Board has established a Director Resignation Policy (also commonly referred to as a majority voting policy), which sets out the circumstances under which a director would be compelled to submit a resignation or be asked to resign.<br><br>The **Director Resignation Policy** (also commonly referred to as a majority voting policy), requires that any nominee for director who receives a greater number of votes "withheld" than "for" his or her election shall tender his or her resignation to the Board following the annual shareholders' meeting, to take effect immediately upon acceptance by the Board. Upon receipt of such conditional resignation, the Corporate Governance Committee will consider the matter and, as soon as possible, make a recommendation to the Board regarding whether or not such resignation should be accepted. After considering the recommendation of the Corporate Governance Committee, the Board will decide whether or not to accept the tendered resignation and will, not later than 90 days after the annual shareholders' meeting, issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept the resignation. The director tendering his or her resignation will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered. Subject to any restrictions or requirements contained in applicable corporate law or the Company's constating documents, the Board may: (a) leave a resulting vacancy unfilled until the next annual shareholders' meeting; (b) appoint a replacement director whom the Board considers merits the confidence of the shareholders; or (c) call a special meeting of shareholders to elect a replacement director who may be a person nominated by management. The policy does not apply in respect of any contested shareholders' meeting, which is any meeting of shareholders where the number of nominees for director is greater than the number of directors to be elected. |

| CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT | OUR CORPORATE GOVERNANCE PRACTICES |
|---|---|
| (b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process. | The Board has a **Nominating Committee** consisting of Bruce A. Thomas, Q.C. (Chair), Julian Kemp and Christopher J. Bradbrook, each of whom is considered "independent" as that term is defined in NI 52-110 and under NYSE-MKT Rule 803A. |
| (c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee. | The Nominating Committee Charter provides that:<br><br>The Nominating Committee's responsibilities are to review on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and any perceived needs. In addition, on an annual basis, the committee will assess the Board's compliance with laws and policies relating to the independence of certain Board members.<br><br>The Board has delegated to the Nominating Committee the authority set out in the Nominating Committee Charter which includes the committee forming and delegating authority to sub-committees and the Nominating Committee retaining persons having special competencies to assist the committee in fulfilling its responsibilities.<br><br>The process to be taken by the Nominating Committee for nomination of candidates for election to the Board includes the Nominating Committee identifying the need to add new Board members, with careful consideration of the mix of qualifications, skills and experiences represented on the Board; the chair of the Nominating Committee coordinates the search for qualified candidates with input from management and other Board members; the Nominating Committee may engage a search firm to assist in identifying potential nominees; prospective candidates are interviewed; and the Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate based on its judgment as to which candidate will best serve the interest of the Company's shareholders. |
| **7. Compensation**<br><br>(a) Describe the process by which the board determines the compensation for the Company's directors and officers. | The Company's **Compensation Committee** makes recommendations to the Board on the remuneration of senior officers and directors of the Company. The Compensation Committee also administers the Company's Stock Option Plan. The Compensation Committee may recommend to the Board the granting of stock options to directors of the Company as well as recommend directors' fees, if any, from time to time. Directors may also be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies. |

| CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT | OUR CORPORATE GOVERNANCE PRACTICES |
|---|---|
| (b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation. | The Company's Compensation Committee is comprised of Christopher J. Bradbrook (Chair), Julian Kemp and Bruce A. Thomas, Q.C., each of whom is considered "independent" as that term is defined in NI 52-110 and under NYSE-MKT Rule 805. |
| (c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee. | The role of the Compensation Committee is primarily to administer the Company's Stock Option Plan and to make recommendations to the Board on the remuneration of senior officers and directors of the Company, the evaluation of the CEO and CEO succession planning. |
| (d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work. | The Compensation Committee retained services of Coopers Consulting Ltd., independent third party executive compensation consultants, to purchase compensation surveys related to the mining industry, to make compensation recommendations to the Board in respect of the 2012 fiscal year for officers and directors and to provide an analysis of executive long term incentive plans. |
| **8. Other Board Committees**<br><br>If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function. | The Board has a **Corporate Governance Committee**. The primary functions of the committee are to review the Corporate Governance Guidelines on an annual basis and if considered appropriate by the committee, to suggest changes to the Board; to review whether any director who has a change of employer or primary occupation or whose occupational responsibilities are substantially changed from when the director was elected to the Board (excluding retirement) should resign as a director and make the appropriate recommendations to the Board considering whether or not the new occupation of the director is consistent with the specific rationale for originally selecting that individual as a director of the Company; to review critically each director's continuation on the Board every year; to establish a process for the evaluation of the performance of the Board and each of its committees; and such other tasks as may be assigned to the committee by the Board from time to time.<br><br>The Board also has a **Health, Safety and Environment Committee.** The primary function of the Health, Safety and Environment Committee is to promote safe work practices and assist in creating a safe and healthy workplace by recommending to the Board, health, safety and environmental policies and policy improvements that would assist the Company to comply with all applicable laws and regulations during exploration, development, operation and closure activities**.** |

| CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT | OUR CORPORATE GOVERNANCE PRACTICES |
|---|---|
| **9.  Assessments**<br><br>Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively. | The Corporate Governance Guidelines provide that the Corporate Governance Committee shall review critically each director's continuation on the Board every year considering among other things, a director's service on other Boards and the time involved in such other service, and establish a process for the evaluation of the performance of the Board and each of its committees, which should include a solicitation of comments from all directors and a report annually to the Board and the results of this evaluation. |

**RUBICON MINERALS CORPORATION**

**CORPORATE GOVERNANCE GUIDELINES**

The following Corporate Governance Guidelines (the "**Guidelines**") have been approved by the Board of Directors (the "**Board**") of Rubicon Minerals Corporation (the "**Company**"), and along with the charters and key practices of the committees of the Board, provide the framework for the governance of the Company.

## 1. MISSION AND PRIMARY RESPONSIBILITIES OF THE BOARD

The mission of the Board is to oversee the business affairs of the Company always with the best interests of the Company in mind so as to ensure the long-term financial strength of the Company and the creation of enduring shareholder value. The Board must also maintain a sense of responsibility to the Company's customers, employees, suppliers and the communities in which it operates.

The primary responsibilities of the Board are to:

(a) develop, monitor and, where appropriate, modify the Company's strategic plan;

(b) review and, where appropriate, approve the financial and business goals and objectives, major corporate actions and internal controls of the Company;

(c) regularly monitor the effectiveness of management policies and decisions;

(d) valuate and, with input from the Compensation Committee, select and set the compensation level of the Chief Executive Officer (the "**CEO**") and other senior officers;

(e) identify and assess major risks facing the Company and review options for their mitigation;

(f) ensure that the Company's business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations;

(g) review, with input from the Audit Committee, the financial performance and financial reporting of the Company and assess the scope, implementation and integrity of the Company's internal control systems;

(h) appoint the officers of the Company, ensuring that they are of the calibre required for their roles and planning for their succession as appropriate from time to time; and

(i) establish and oversee committees of the Board as appropriate, approve their mandates and approve any compensation of their members as both members of the Committees and as Board members.

## 2. DIRECTOR QUALIFICATIONS AND SELECTION

### 2.1 Board and Director Requirements
The directors will be elected each year by the shareholders at the annual meeting of shareholders. The Board will propose nominees to the shareholders for election to the Board at such meeting. Nominees who receive a greater number of votes "withheld" than votes "for" election must promptly tender their resignation for the consideration of the Board in accordance with the Director Resignation Policy. Between annual meetings of shareholders, the Board may appoint directors to serve until the next such meeting.

Each director should possess the following minimum qualifications: (a) the highest personal and professional ethics, integrity and values; (b) commitment to representing the long-term interests of the Company and the shareholders;

(c) relevant business or professional experience; and (d) sufficient time to effectively fulfill duties as a Board member.

The Board will have a majority of directors who meet the criteria for independence as defined in National Policy 58-201, *Corporate Governance Guidelines* and by the rules of the SEC and the NYSE-MKT LLC. (or such other stock exchange on which the securities of the Company are then listed), each as may be amended or replaced from time to time, and any other applicable laws, rules and regulations that may apply to the Company from time to time. The rules of the NYSE-MKT LLC presently require that the audit committee have at least three members, each of whom must satisfy the exchange's applicable audit committee independence requirements.

## 3.    BOARD LEADERSHIP AND TERM

### 3.1    Board Leadership
The Board selects the Chair of the Board ("**Chair**") in the manner and based on the criteria that it deems best for the Company at the time of selection. The role of the Chair and CEO should be separate, where possible. The Chair shall perform such duties and responsibilities as outlined in the Chair of the Board of Directors Charter. Unless the Chair is an independent director, or if there is no Chair appointed, the Board will have a designated lead independent director of the Board ("**Lead Independent Director**"), who will meet the Company's independence criteria**.** The Lead Independent Director shall perform such duties and responsibilities as outlined in the Lead Independent Director Charter.

### 3.2    Directors' Tenure Policy
The Board believes that it is in the best interests of the Company that any management director whose employment at the Company terminates for any reason (including normal retirement) is expected to promptly resign from the Board, unless expressly agreed otherwise in advance.

### 3.3    Term Limits and Re-election
The Board does not believe it is appropriate or necessary to limit the number of terms a director may serve because of the time and effort necessary for each director to become familiar with the business of the Company. As an alternative to term limits, the Corporate Governance Committee and Chair or Lead Director will review critically each director's continuation on the Board every year.

### 3.4    Changes to the Board
Changes to the Board will be announced by press release.

## 4.    DUTIES OF BOARD MEMBERS

### 4.1    Director Responsibilities
All directors must exercise their business judgment to act in a manner they reasonably believe to be in the best interest of the Company and in the best interests of its shareholders as appropriate. Directors must be willing to devote sufficient time and effort to learn the business of the Company, and must ensure that other commitments do not materially interfere with service as a director. In discharging their obligations, directors are entitled to rely on management and the advice of the Company's outside advisors and auditors, but must at all times have a reasonable basis for such reliance. Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

The directors are entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by law, the Company's charter documents and any indemnification agreements.

### 4.2    Service on Other Boards of Directors
The Company recognizes that its directors benefit from service on boards of directors of other companies, so long as such service does not significantly conflict with the interests of the Company. The Nominating Committee will take into account the nature of and time involved in a director's service on other boards in evaluating the suitability of individual directors for election (or re-election).

Directors should advise the Chair, if any, or the Lead Director, and the chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of directors of another company which is a potential competitor of the Company.

### 4.3 Conflicts of Interest

Directors are required to disclose to the Board (and any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval. The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter. Disclosed conflicts of interest will be documented in the minutes of the meeting.

If a director has any significant conflict of interest with the Company that cannot be resolved, the director will promptly resign.

### 4.4 Company Loans and Corporate Opportunities

The Company will not make any personal loans or extensions of credit to directors or executive officers of the Company.

A director that possesses a business opportunity related to the Company's business shall make such business opportunity available to the Company. The director may pursue the business opportunity for the director's own account or on the account of another if the Company informs the director in writing that the Company will not pursue the opportunity.

### 4.5 Director Orientation and Continuing Education

The Chair and the Lead Director will be responsible for mentoring and counselling new members of the Board to assist them in becoming active and effective directors and ensuring that a process is in place to monitor legislation and best practices which relate to the responsibilities of the Board in order to periodically provide materials for all directors on subjects relevant to their duties as directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Business Conduct and Ethics, its principal officers and its internal and independent auditors.

Each director is encouraged to visit one of the Company's significant properties at least once every two years.

### 4.6 Share Ownership Guidelines

All directors are encouraged to have a significant long-term financial interest in the Company, but no director is required to be a shareholder of the Company.

### 5. BOARD COMPENSATION

### 5.1 Directors' Fees

Directors are entitled to receive reasonable directors' fees and other compensation for their services as directors and committee members as may be determined from time to time by the Board, with input from the Compensation Committee, as well as reimbursement of expenses incurred on Company business or in attending Board or committee meetings.

### 5.2 Additional Compensation

In addition to directors' fees, directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

## 6. BOARD MEETINGS AND COMMUNICATIONS

### 6.1 Attendance at Meetings

The number of scheduled Board meetings will vary with the circumstances, but the Board will meet at least once every financial quarter including following the annual meeting of shareholders held each year. In addition, special Board meetings will be called as necessary. Directors should make reasonable efforts to attend all meetings of the Board and of all Board committees upon which they serve. Any director candidate nominated for election at the annual meeting of shareholders is expected to attend such shareholders' meeting.

### 6.2 Board Agendas

The Chair, if any, or if there is no Chair, the Lead Director, will establish the agenda for each Board meeting in advance. Each director is free to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting. The Board will review the Company's long-term strategic plans and the principal issues that the Company will face in the future during at least one Board meeting each year.

### 6.3 Board Material Distribution

Meeting agendas and other materials for review, discussion and/or action of the Board should, to the extent practicable, be distributed sufficiently in advance of meetings to allow time for review prior to the meeting. Directors are required to review such materials before Board meetings to enable a full discussion at the meetings. Presentations to the Board may rely on directors having reviewed information set forth in the briefing materials, thus allowing more time for discussion, clarification and feedback.

### 6.4 Access to Management and Independent Advisors

Directors have full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Corporate Secretary or directly by the director. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company.

The Board has the power to hire independent legal, financial or other advisors as it may deem necessary.

### 6.5 Executive Sessions of Non-Management Directors

Non-management directors will meet in executive session at a scheduled Board meeting at least once per year and special meetings can be called as often as necessary. The Lead Director will lead such sessions. If there is no Lead Director appointed, the Board will designate a lead independent director to lead such sessions. Minutes of each meeting must be prepared.

### 6.6 Communications with Interested Parties

Any interested party that is not an employee, officer or director of the Company, who desires to contact the Company's lead director or the other members of the Board may do so by writing to the Corporate Secretary, Rubicon Minerals Corporation, Suite 1540 – 800 West Pender Street, Vancouver, BC. V6C 2V6. Any such communication should state the number of shares of the Company beneficially owned by the party making the communication, if such interested party owns shares. The Corporate Secretary will forward to the lead director any such communication addressed to him or to the Board generally, and will forward such communication to other directors (including all non-management directors), as appropriate, provided that such communication addresses a legitimate business issue. For any communication relating to accounting, auditing or fraud, such communication will be forwarded immediately to the chair of the Audit Committee.

## 7. EVALUATION AND SUCCESSION

### 7.1 Annual Performance Evaluation of the Board, its Committees and Individual Directors

The Board will conduct an annual self-evaluation to determine whether it, its committees and each individual director are functioning effectively. The Corporate Governance Committee, in conjunction with the Chair of the Board and the Lead Independent Director, will ensure that there is an appropriate system in place for the evaluation of the performance of the Board, each of its committees and each individual director which should include a solicitation of comments from all directors and a report to the Board on the results of such evaluation. Such an assessment should consider:

(a)     in the case of the Board or a committee, its mandate and charter; and

(b)     in the case of an individual director, the applicable position description(s) as well as the competencies and skills each individual director is expected to bring to the Board.

**7.2     CEO Evaluation**

The Compensation Committee will conduct an annual review of the CEO's performance.  The Board will review the Compensation Committee's report in order to ensure that the CEO is providing the best leadership for the Company. The evaluation should be based on criteria including performance of the business, accomplishment of long-term strategic objectives, the handling of extraordinary events and development of management.  The criteria should ensure that the CEO's interests are aligned with the long-term interests of the Company and its shareholders.  The evaluation will be used by the Compensation Committee in the course of its deliberations when considering the compensation of the CEO.  In the absence of a Compensation Committee, only independent directors will conduct the review of the CEO's performance.

**7.3     Succession Planning**

The Compensation Committee should make an annual report to the Board on succession planning which should include policies and principles for CEO selection and performance review as well as policies regarding succession in the event of an emergency or the retirement of the CEO.  The entire Board will work with the Compensation Committee to evaluate and nominate potential successors to the CEO.  In the absence of a Compensation Committee, the Board should perform these functions.

**8.     BOARD COMMITTEES**

**8.1     Committee Structure**

The Board will have at all times an Audit Committee, a Corporate Governance Committee and a Compensation Committee unless the Board otherwise determines.  The Board may from time to time establish additional committees as necessary or appropriate, such as a Nominating Committee, a Health, Safety and Environment Committee delegating to such committees all or part of the Board's powers.  Such additional committees will have a number of independent members as is required to meet the requirements of any applicable laws, rules and regulations and these Guidelines.  In general, committees of the Board are utilized to focus on issues that may require in-depth scrutiny.  All significant findings of a committee are presented to the full Board for discussion and review.

**8.2     Audit Committee**

The Audit Committee shall be composed entirely of independent directors.  The primary function of the Audit Committee is to assist the Board in its oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, and financial reporting and statements.

**8.3     Corporate Governance Committee**

The Corporate Governance Committee should be composed of at least a majority of independent directors, and the remaining members may be non-management directors.  The Corporate Governance Committee should review these Guidelines on an annual basis or as otherwise needed, and make recommendations to the Board of any suggested changes.  The Corporate Governance Committee is responsible for administering the Company's Code of Business Conduct and Ethics, and will perform such other tasks as indicated in these Guidelines, or as assigned by the Board from time to time.  In the event the Board determines to discontinue the Corporate Governance Committee, functions described herein as functions of the Corporate Governance Committee shall be performed by the non-management directors of the Company or a committee composed of such directors, as directed by the Board.

**8.4     Compensation Committee**

The Compensation Committee should be composed entirely of independent directors.  The primary function of the Compensation Committee is to review and recommend to the Board appropriate compensation policies, practices and awards for the Company's employees, executives, committee members and Board members.

In the event the Board determines to discontinue the Compensation Committee, functions described herein as functions of the Compensation Committee shall be performed by the independent directors of the Company, unless otherwise stated herein.

### 8.5 Nominating Committee

The Nominating Committee should be composed entirely of independent directors. The Nominating Committee should review with the Board, on an annual basis, the appropriate skills and characteristics required by Board members in the context of the current make-up of the Board. The Nominating Committee will endeavour to recommend qualified individuals who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

### 8.6 Health, Safety and Environment Committee

The Health, Safety and Environment Committee should be composed entirely of independent directors. The primary function of the Health, Safety and Environment Committee is to promote safe work practices and assist in creating a safe and healthy workplace, by recommending to the Board, health, safety and environment policies and policy improvements that would assist the Company to comply with all applicable laws and regulations during exploration, development, operation and closure activities.

### 8.7 Committee Charters and Responsibilities

Each key committee will have its own charter. The charters will establish the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The charters will also provide that each committee will evaluate its performance on an annual basis.

### 8.8 Committee Agendas

The chair of each committee, in consultation with the committee members will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The chair of each committee, in consultation with the appropriate members of the committee and management, will develop the agenda for each committee meeting.

### 8.9 Advisors

All committees of the Company have the power to hire independent legal, financial or other advisors, as they deem necessary, with the prior approval of the Board.

### 9. CODE OF BUSINESS CONDUCT AND ETHICS

All directors, officers and employees will comply with the Company's Code of Business Conduct and Ethics, which reaffirms with Company's high standards of business conduct. The Code of Business Conduct and Ethics is part of the Company's continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity. In the unlikely event of a waiver, any such waivers of this Code for directors or officers will be approved by the Corporate Governance Committee and such waiver will be properly disclosed to shareholders as required by law.

### 10. MISCELLANEOUS

These Guidelines are not intended to modify, extinguish or in any other manner limit the indemnification, exculpation and similar rights available to the directors of the Company under applicable law and/or the Company's articles and/or its charter documents. Although these Guidelines have been approved by the Board, it is expected that these Guidelines will evolve over time as customary practice and legal requirements change. In particular, guidelines that encompass legal, regulatory or exchange requirements, as they currently exist will be deemed to be modified as and to the extent such legal, regulatory or exchange requirements are modified. In addition, these Guidelines may also be amended by the Board at any time as it deems appropriate.

Nothing in these Guidelines should be construed or interpreted as limiting, reducing or eliminating the obligation of any director, officer or employee of the Company to comply with all applicable laws. Conversely, nothing in these

Guidelines should be construed or interpreted as expanding applicable standards of liability under provincial or federal law for directors or officers of the Company.

***Approved and Adopted by the Board Effective December 30, 2005;***
***AMENDED March 25, 2011; AMENDED March 30, 2012; AMENDED April 2, 2013.***

## Please direct all inquiries to:

## Questions and Further Assistance

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agent at:



North American Toll Free Number: 1-866-656-4117
e-mail: askus@georgeson.com